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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                (Amendment No. 3)

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               Raytech Corporation
                              (Name of the Issuer)

          Raytech Corporation Asbestos Personal Injury Settlement Trust
                            Raytech Acquisition Corp.
                      (Name of Person(s) Filing Statement)

                          $1.00 Par Value Common Stock
                         (Title of Class of Securities)

                                    755103108
                      (CUSIP Number of Class of Securities)

                                    Copy to:

                            Richard A. Lippe, Trustee

          Raytech Corporation Asbestos Personal Injury Settlement Trust

                 c/o Meltzer, Lippe, Goldstein & Breitstone, LLP

                                190 Willis Avenue

                                Mineola, NY 11501

                                 (516) 747-0300

            (Name, Address and Telephone Number of Person Authorized
                                   to Receive
            Notices and Communications on Behalf of Person(s) Filing
                                   Statement)

                                   ----------

This statement is filed in connection with (check the appropriate box):

|_|   (a)   The filing of  solicitation  materials or an  information  statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

|_|   (b)   The filing of a registration  statement  under the Securities Act of
            1933.

|_|   (c)   A tender offer.

|X|   (d)   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |_|

Check the following box if the filing is a final amendment reporting the results of the transaction. |_|

                            Calculation of Filing Fee
     -----------------------------------------------------------------------
       Transaction Valuation*                       Amount of Filing Fee
            $10,683,602                                  $1,250.00

*For purposes of calculating the Filing Fee only. Assumes the payment of an aggregate of $10,683,602, comprised of $4,262,132 to be paid for 3,228,888 shares of common stock of the Issuer, under a previously negotiated Settlement Agreement with creditors of the Issuer and affiliates of the Issuer, $5,179,662 to be paid for 3,923,986 shares of common stock of the Issuer acquired in a short-form merger transaction with the Issuer's unaffiliated public stockholders and up to $1,241,808 to holders of 940,764 options of the Issuer. The amount of the filing fee, calculated in accordance with Regulation 240.0-11(b) of the Securities Exchange Act of 1934 and Fee Rate Advisory #6 for Fiscal Year 2005 issued by the United States Securities and Exchange Commission (2004-167), equals $117.70 for each one million ($1,000,000) dollars (based upon the value of the securities to be acquired in the transactions described in this transaction statement).

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid: $1,250.00
            Form or Registration No.: Schedule 13E-3
            Filing Party: Raytech Corporation Asbestos Personal Injury
                          Settlement Trust
            Date Filed: August 12, 2005

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                               SUMMARY TERM SHEET

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transaction, passed upon the merits or fairness of the transaction, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

      This Summary Term Sheet briefly describes the "going-private" transaction involving Raytech Corporation ("Raytech" or the "Company"), how it affects you, what your rights are with respect to the transaction as a stockholder of Raytech, and the position of Raytech Corporation Asbestos Personal Injury Settlement Trust (the "Trust") and Raytech Acquisition Corp., a Delaware corporation ("merger subsidiary") about the fairness of the transaction to Raytech's unaffiliated public stockholders. We sometimes refer to merger subsidiary and the Trust together as the "Filing Persons" or "we" or "us." (Raytech's unaffiliated public stockholders are you and the other stockholders, except for the Trust.)

      Please read this Summary Term Sheet and the remainder of this transaction statement on Schedule 13E-3 very carefully.

Principal Terms of the Transaction

About Raytech                                   Raytech  develops,  manufactures and supplies  specialty  engineered friction and energy absorption components used in oil immersed (wet)
                                                and  dry  transmission  and  brake  systems  for  on-  and  off-road vehicles.  Raytech  also  makes  and  markets  specialty  engineered products for heat resistant,  inertia control, and energy absorption applications.  Raytech's  products are typically  found in passenger cars, heavy-duty  construction and agricultural  equipment,  trucks, buses  and  logging,  mining  and  military  vehicles.  Raytech  was incorporated  in  Delaware in June 1986 as a  subsidiary  of Raymark
                                                Corporation.  In October 1986, each share of common stock of Raymark was automatically  converted into a share of Raytech. As a result of this  conversion,  Raytech became  Raymark's sole  shareholder,  and
                                                Raytech's stock began trading on the New York Stock Exchange. In May
                                                1988,  Raytech sold all of its Raymark stock.  Under a restructuring plan,  Raytech  (through its  subsidiaries)  purchased  non-asbestos related businesses of Raymark.

About the Asbestos Lawsuits                     Prior to 1986,  Raymark  and  Raymark  Industries,  Inc.  (together,
                                                "Raymark")  had  been  named  as  defendants  in  lawsuits  claiming substantial  damages  for injury or death from  exposure to airborne asbestos fibers.  In spite of the  restructuring  plan,  Raytech was named a co-defendant  with Raymark and other  defendants in numerous asbestos-related lawsuits as a successor in liability to Raymark.

                                                In a lawsuit  decided in 1988,  the United States  District Court in
                                                Oregon  ruled  that  Raytech  was  to be a  successor  to  Raymark's asbestos related  liability (Oregon equity law). After several court rulings, including an appeal to the United States Supreme Court, the
                                                Oregon case remained as the prevailing  decision  holding Raytech to be a successor to Raymark's asbestos related  liabilities.  In order to stay the asbestos related litigation,  on March 10, 1989, Raytech filed a petition  seeking  relief under Chapter 11, Title 11, United
                                                States  Code in the United  States  Bankruptcy  Court,  District  of
                                                Connecticut ("Bankruptcy Court").

About the Reorganization                        In October 1998,  Raytech  reached a tentative  settlement  with its creditors for a consensual plan of reorganization  providing for all general  unsecured  creditors  to receive  approximately  90% of the equity  in  Raytech  in  exchange  for their  claims.  The Trust was created  under the  settlement  plan to use its assets and income to satisfy all asbestos-related claims. As reorganized,  Raytech issued approximately 83% of its common stock to the Trust, 7% to government and other claimants, and 10% to Raytech's public stockholders at the time.


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
                                                As of the  date  of  this  transaction  statement,  the  Trust  owns
                                                34,584,432  shares  of  Raytech's  common  stock  (or  82.86% of its outstanding shares).

About the Trust                                 The Trust was created under  Raytech  Corporation's  Second  Amended
                                                Plan  of  Reorganization  and was  formed  as an  irrevocable  trust
                                                pursuant  to  the  Raytech  Corporation   Asbestos  Personal  Injury
                                                Settlement  Trust  Agreement,  effective as of April 18,  2001.  The
                                                Trust is  similar  to other  trusts  formed in  connection  with the bankruptcy  proceedings of companies  involved in the manufacture of products containing asbestos.  The products manufactured by Raymark, its predecessors  and affiliates that contained  asbestos were found to be the cause of injury  and death to  workers  and  customers  of those companies.

                                                The  purpose of the Trust is to assume all  liabilities  of Raytech,
                                                and  its  predecessors  and  successors  in  interest,   in  actions
                                                involving  personal  injury or death  claims  caused by  exposure to products  containing  asbestos for which Raymark or its predecessors and  affiliates  have legal  liability and to use the Trust's assets and income to pay the holders of these claims and their  families in a way that the holders of claims are treated  fairly,  equitably and reasonably in light of the  extremely  limited  assets  available to satisfy these claims.  The Trust's three  trustees,  are independent trustees selected as part of Raytech's plan of  reorganization,  and
                                                have  as  their  sole  function  the  duty  of   administering   and
                                                distributing  the Trust's  assets to the asbestos  victims and their families.

                                                Under the trust  agreement,  the Trustee's were granted the power to take any and all actions  that,  in the judgment of the Trustees are
                                                necessary   and  proper  to  fulfill   the  purpose  of  the  Trust.
                                                Specifically,  among  other  powers  granted  to the  Trustees,  the
                                                Trustees have the power to transfer any or all of the Trust's assets upon terms that the  Trustees  consider to be proper and  consistent with the purpose of the Trust and enter into arrangements with third parties as are deemed by the  Trustees to be useful in carrying  out the  purposes of the Trust.  By  accelerating  the  Acquisition  and completing  the  short-form  merger,  we believe  that  Raytech will realize  significant  cost savings  which should result in increased assets and income available to the Trust, as the sole shareholder of
                                                Raytech,  which will allow it to maximize  the  amounts  paid to the holders of asbestos-related claims and their families.

                                                Two of the  three  Trustees  of the  Trust  are  also  directors  of
                                                Raytech.  See Item 3, "Identity and Background of Filing Person" and
                                                Schedule I to this Schedule 13E-3.

About the Merger Subsidiary                     On August 8, 2005, the Trust organized merger subsidiary in Delaware as a wholly owned  subsidiary of the Trust to effect the merger with
                                                Raytech.  After  completing the Acquisition and prior to the merger, the Trust will  contribute all of its shares of Raytech common stock
                                                to  merger   subsidiary,   causing  the  merger  subsidiary  to  own
                                                approximately 90.6% of Raytech's  outstanding  shares.  Prior to the effectiveness  of the short-form  merger,  the Trustees of the Trust will be the Directors of merger subsidiary.

About the Acquisition                           In  connection  with  the  plan of  Raytech  Corporation,  Case  No.
                                                89-00293,  confirmed by the United States  Bankruptcy  Court for the
                                                District  of  Connecticut  on August 13,  2000,  the  United  States
                                                Environmental  Protection  Agency,  the  Connecticut  Department  of
                                                Environmental   Protection,   and  FMC  Corporation  (together,  the
                                                "Environmental  Creditors")  were  issued  shares  of  stock  in the

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
                                                reorganized   Raytech,   representing   approximately  8.5%  of  the
                                                outstanding stock of Raytech.

                                                In  addition,  the Trust  entered into an  Agreement,  dated June 8,
                                                2000, and Settlement Agreement, dated October 31, 2001, with each of
                                                the  Environmental   Creditors.   The  agreements  provide  for  the
                                                assignment  by the  Environmental  Creditors  to the  Trust of their interest in certain  assets of Raytech and of the estates of Raymark and Universal Friction  Composites,  the division of the proceeds of
                                                Raymark   liability   insurance  and  the  future  transfer  by  the
                                                Environmental  Creditors of the Raytech  common stock issued to them under the  reorganization.  The  purpose  of the  agreements  was to mutually  resolve  claims  of the  Environmental  Creditors  against
                                                Raytech, Raymark Industries, Inc. and Raymark Corporation.

                                                Under the 2001 agreement,  the Environmental  Creditors exercised an option  to  retain  amounts  to be  recovered  by the  Environmental
                                                Creditors  solely from Raymark  Corporation and Raymark  Industries,
                                                Inc. (the "Raymark  Estates")  out of insurance  proceeds.  The 2001
                                                Agreement states that upon receipt by the Environmental Creditors of a payment under a plan of  reorganization or liquidation for Raymark that is approved by the Environmental  Creditors,  the Environmental
                                                Creditors are required to transfer to the Trust the 3,228,888 shares of stock of  Raytech  issued  to them  under  the  bankruptcy  plan, together with other assets described below. The Raymark Estates have settled  all  liability  insurance  claims  by  them  against  their liability insurance carriers.

                                                The Trust and the Environmental Creditors have determined that it is in each party's  interest to accelerate  the  settlement of the 2000 and 2001  agreements  instead of waiting until a bankruptcy plan for the Raymark estates is confirmed. On July 7, 2005, the Trust entered into a Supplemental  Settlement  Agreement,  dated May 25, 2005 (the
                                                "2005  Agreement"),  to accelerate the  consummation  of the earlier agreements.  As  required  under  the  terms  of the  2000  and 2001 agreements,  the Environmental Creditors will receive $9,457,776 and the Trust will receive the following assets and  consideration  (the
                                                "Acquisition"):

                                                      o the Environmental  Creditors'  agreement to divide insurance proceeds in the bankrupt Raymark Estates,  60% to asbestos  personal injury creditors and 40% to Environmental Creditors;

                                                      o  3,228,888  shares  of  Raytech  common  stock  owned by the
                                                Environmental Creditors;

                                                      o the  Environmental  Creditors'  assignment  to the  Trust of their  rights to benefits  under an  agreement to share tax benefits with the Trust  (including  tax refunds and net  operating  losses), incorporated in the Chapter 11 Plan of Reorganization of the Raytech
                                                Corporation, confirmed August 31, 2000;

                                                      o the Environmental  Creditors' interest in the other property of the  Raymark  Estates  (including  a 40%  ownership  interest  in
                                                Allomatic Products Company, a subsidiary of Raytech); and

                                                      o the Environmental Creditors' interest in the recovery by the
                                                Raymark  Estates of proceeds of policies of insurance  issued by the
                                                Federal Insurance Company to Raymark Corporation.

                                                See  Item  4,  "Terms  of  the  Transaction",  in  this  transaction
                                                statement.   The  consideration   received  by  the  Trust  and  the
                                                Environmental Creditors under the 2005 Agreement is identical to the consideration

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
                                                each party would have received had there not been an acceleration of the  2000  and 2001  agreements.  In the  2000 and 2001  Agreements, neither  the  Trust  nor the  Environmental  Creditors  specifically allocated  any portion of the  $9,457,776 to any  particular  asset.
                                                Because the shares of Raytech  common stock to be acquired  from the
                                                Environmental Creditors have the same voting, dividend,  liquidation and  other  rights  and  limitations  as  those  held  by the  other unaffiliated public stockholders,  we believe that of the $9,457,776 to be paid to the Environmental Creditors,  $4,262,132 (or $1.32 per
                                                share)  represents  the fair value of the  shares of Raytech  common stock to be acquired by the Trust in the Acquisition.

                                                Upon  completion of the  Acquisition,  the Trust's  ownership of the shares of Raytech's  common stock will increase  from  approximately
                                                82.86% to approximately  90.6%. The 2005 Agreement  contains closing
                                                conditions   including  the  approval  of  the  Acquisition  by  the
                                                Bankruptcy  Court.  On August 16, 2005, an order approving the terms of the 2005  Agreement  was issued by Bankruptcy  Court.  The period during  which an appeal  could be filed has expired and the approval order  is now  final.  See the  section  entitled  "Fairness  of the
                                                Going-Private Transaction", in this transaction statement.

                                                This transaction statement is being filed because the acquisition of the  shares  of  Raytech  by  the  Trust  is  the  first  step  in a transaction  which will  result in a "Rule  13E-3  transaction"  (as defined under the Exchange Act).

The Short-Form Merger                           Upon completion of the Acquisition, the Trust will own approximately
                                                90.6% of Raytech's  outstanding common stock. We anticipate that the short-form  merger will occur within thirty (30) days after the date
                                                on  which  we  mail  this   Schedule   13E-3  to  Raytech's   public
                                                shareholders  (or as soon  thereafter  as  possible).  We intend the short-form  merger  to  result  in  the  acquisition  of  all of the outstanding  shares of Raytech's  common stock owned by unaffiliated
                                                public   stockholders  of  Raytech  other  than  the   Environmental
                                                Creditors.

                                                Under  the  Delaware   General   Corporation   Law,  because  merger
                                                subsidiary  will own  more  than 90% of the  outstanding  shares  of
                                                Raytech  common  stock  immediately  prior  to  the  merger,  merger subsidiary will have the power to effect the merger by action of its board of  directors.  No approval is required or will be sought from the board of directors or public shareholders of Raytech. The Trust, as the sole  shareholder  of merger  subsidiary,  has  approved  the merger.  To complete the merger,  merger  subsidiary will merge with and into Raytech,  with merger subsidiary surviving the merger. As a result of the  merger,  Raytech's  public  shareholders  (other than those, if any, who object to the merger and properly  exercise their statutory appraisal rights,  which are discussed below) will receive
                                                $1.32 in cash for each of their shares of Raytech common stock.  See
                                                "Special  Factors - Purposes,  Alternatives,  Reasons and Effects of
                                                the  Going-Private  Transaction"  and Item  4(a)(2),  "Terms  of the
                                                Transaction - Material Terms - Mergers or similar  transactions"  in this transaction statement.

                                                After the short-form  merger, we intend to cause the registration of
                                                Raytech's common stock under the Exchange Act and its listing on the
                                                New York Stock Exchange to be terminated.

                                                When we refer to the "going-private transaction" in this transaction statement,  we mean both the  acquisition  of shares  under the 2005
                                                Agreement and the short-form merger.

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
Purpose of the Going-Private
Transaction                                     The  purpose in  engaging  in the  going-private  transaction  is to fulfill the purpose for which the Trust was formed by  attempting to maximize  the  assets  and  income of the  Trust to ensure  that the
                                                holders  of  asbestos  related  claims  against  Raytech,   and  its
                                                predecessors   and  successors  in  interest  are  treated   fairly,
                                                equitably and  reasonably.  By completing  the  Acquisition  and the short-form merger, we believe that Raytech will realize  significant cost  savings  which should  result in  increased  assets and income available  to the Trust,  as the sole  shareholder  of  Raytech,  to maximize the amounts paid to the holders of those  claims.  The 2005
                                                Agreement  allows the Trust to accelerate  its  acquisition of stock from the  Environmental  Creditors,  as required  under the 2000 and
                                                2001 agreements, making the going-private transaction, as structured by the Trust,  the most cost  efficient  and quickest way to achieve the goal of going private.  Without the  determination  by the Trust and the Environmental Creditors that the terms of the 2005 Agreement were in their best  interests,  the Trust  would have been unable to acquire the stock and other assets until a bankruptcy or liquidation plan for the Raymark Estates was confirmed.

                                                The  transactions  have been  structured in order to effect a prompt and orderly  transfer of the minority  ownership of Raytech from the
                                                unaffiliated   public   stockholders  to  us,  and  to  provide  the
                                                unaffiliated public stockholders with cash payments for all of their
                                                Raytech  common  stock as  promptly  as  practicable.  See  "Special
                                                Factors  -  Purposes,  Alternatives,  Reasons  and  Effects  of  the
                                                Going-Private Transaction - Purposes."

Merger Consideration                            The  consideration  to be  paid  to  Raytech's  unaffiliated  public stockholders in the short-form merger for their stock will be $1.32, in cash,  per share.  This price is equal to the  closing  price per share of Raytech's  common stock on July 6, 2005, the day before the
                                                2005  Agreement  was  executed  and the day before the first  public announcement of the execution of the 2005 Agreement.

Tax Consequences                                Generally,  the  cash  consideration  received  by the  unaffiliated public  stockholders  in the  short-form  merger will be taxable for
                                                United  States  federal  income  tax  purposes.  You will  recognize taxable gain or loss in the amount of the  difference  between $1.32 and your  adjusted tax basis for each share of Raytech  common stock that  you own at the time of the  short-form  merger.  See  "Special
                                                Factors  -  Certain   Federal   Income  Tax   Consequences   of  the
                                                Going-Private Transaction" in this transaction statement.

No Stockholder Vote                             Because we will own more than 90% of  Raytech's  outstanding  shares after the  acquisition of the shares pursuant to the 2005 Agreement, the  Delaware  General  Corporation  Law  ("DGCL")  will  permit the short-form  merger  without the  requirement  of a vote by Raytech's stockholders.  See "Special Factors - Fairness of the  Going-Private
                                                Transaction"  and  Item  4,  "Terms  of  the  Transaction"  in  this transaction statement.

Surrender of Certificates and
Payment for Shares                              We will pay you for your  shares  of  Raytech  common  stock  within thirty  (30)  calendar  days  following  the  effective  date of the
                                                short-form   merger.   Instructions  for  surrendering   your  stock
                                                certificates will be set

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
                                                forth in a Notice of Merger  and  Appraisal  Rights  and a Letter of
                                                Transmittal,  which  will  be  mailed  to  our  unaffiliated  public stockholders  of record  within  ten (10)  calendar  days  after the short-form merger becomes  effective.  Please do not send your stock certificates  to us until you have  received  and read the Notice of
                                                Merger and Appraisal Rights and the Letter of Transmittal.  You will waive your appraisal  rights if you send us your stock  certificates with a properly signed Letter of Transmittal.  See Item 4, "Terms of the Transaction" in this transaction statement.

Source and Amount of Funds                      We estimate the total cost of the  going-private  transaction  to be approximately $15 million. This estimate includes payments under the
                                                2005 Agreement of $9,457,776 and the short-form merger (estimated at
                                                $5,179,662)  and related fees and  expenses.  We intend to pay these costs  with  cash on  hand.  The  going-private  transaction  is not subject to any financing condition.  See Item 10, "Source and Amount of Funds or Other Consideration" in this transaction statement.

Fairness of the Going-Private Transaction

Our Position on
the Fairness of the
Going-Private Transaction                       The  Trust  and the  merger  subsidiary  have  determined  that  the going-private  transaction is both  substantively  and  procedurally fair to  Raytech's  unaffiliated  public  stockholders.  The  merger subsidiary  is the  wholly-owned  subsidiary  of the  Trust  and was formed  specifically  to  engage in the  merger  with  Raytech.  The
                                                Trustees  of  the  Trust  are  also  the  directors  of  the  merger subsidiary.  The merger subsidiary has no other business operations.
                                                In  their  capacity  as  directors  of the  merger  subsidiary,  the
                                                Trustees  assessed the fairness of the going private  transaction to the  unaffiliated  public  stockholders.  The  material  factors the merger subsidiary relied upon in reaching its fairness determination are  identical to the material  factors  relied upon by the Trust in reaching its determination.  This belief is based on the analysis by the Trustees and directors of following factors:

                                          o     The   going-private   transaction   represents  an  opportunity  for
                                                Raytech's  unaffiliated public stockholders to receive cash for each share  of  Raytech  common  stock,  not  subject  to  any  financing condition,  at the July 6,  2005  closing  sale  price of $1.32  per share.

                                          o     Raytech  has not been able to benefit  from being a publicly  traded company.  With limited  prospects  for growth and the  incurrence of expenses  and fees as a result of being a public  company,  the cash that will be  available  to the Trust to pay the holders of asbestos related  claims for which the Trust has  assumed  liability  will be reduced.

                                          o     The going-private  transaction  offers liquidity to the unaffiliated public stockholders.  The common stock of Raytech,  currently listed on the New York Stock  Exchange  ("NYSE"),  is thinly  traded,  with average  daily  trading  volume  during the two months  prior to the announcement  of the  going-private  transaction of less than 15,000 shares. On August 1, 2005,  Raytech was notified by the NYSE that it is not in compliance  with the NYSE's  increased  continued  listing standards.  On September 15, 2005, Raytech submitted its response to the NYSE.  In its response,  Raytech  stated that as a result of its
                                                continued  losses  and  the  proposed   going-private   transaction,
                                                Raytech's  management  does not believe that it can take steps which will  permit  Raytech to satisfy  the  financial  continued  listing criteria  of the NYSE and  Raytech is not in a position
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
                                                to propose a business plan to come into  compliance with the listing standards.  In the event  Raytech's  common stock is  delisted,  the stock will become even more illiquid.

                                          o     The  merger   represents  an   opportunity   for  Raytech's   public
                                                stockholders  (especially those  stockholders with large holdings of shares)  to  realize  cash for their  shares,  at a price that might otherwise be difficult to realize, given such illiquidity.

                                          o     A  review  of  Raytech's  current  financial  condition,   financial
                                                performance, and growth prospects.

                                          o     We received an oral advice from HT Capital Advisors LLC, a financial advisor to the Trust,  that the $1.32  purchase  price to be paid to the  unaffiliated  public  stockholders is  substantively  fair. See
                                                "Reports, Opinions, Appraisals and Negotiations."

                                          o     The unaffiliated  public stockholders of Raytech who properly assert their  rights  under  Delaware  law have the right to be paid  "fair value" for their Raytech shares.

                                                See "Special Factors - Fairness of the Going-Private Transaction."

Appraisal Rights                                You have the right,  under the DGCL,  to ask the Delaware  courts to value your shares. The court's valuation may be higher or lower than the price we are  offering  to pay.  In order to  qualify  for these rights,  you must make a written demand for appraisal within 20 days after the date of  mailing  of the  Notice of Merger  and  Appraisal
                                                Rights  and comply  with the  additional  requirements  set forth in
                                                Section 262 of the DGCL.  You must be very careful when you exercise your appraisal  rights,  because if you do not comply  strictly with the law's procedures,  you will lose your appraisal rights.  You are encouraged  to seek  advice  from  legal  counsel,  if you desire to dissent from this going-private  transaction.  See Item 4(c), "Terms
                                                of  the  Transaction  -  Appraisal   rights,"  in  this  transaction
                                                statement.

About the Going-Private Transaction

Effects of the Going-Private
Transaction                                     The going-private transaction will have the following consequences:

                                                o Each of your shares of Raytech common stock will be converted into the right to receive  $1.32 in cash,  without  interest  (unless you exercise your statutory appraisal rights, in which case the Delaware courts will value your shares.  The court's  valuation may be higher or lower than the price we are offering to pay).

                                                o We will own 100% of the business of Raytech.

                                                o Raytech will no longer have to pay the costs associated with being a public company (including legal,  accounting,  insurance and other fees).

                                                o Only the Filing Persons and the holders of asbestos related claims will  benefit  from any  future  earnings  and  growth of  Raytech's business  operations.  Conversely,  we will  suffer  from any future losses  generated  by Raytech's  operations  or decline in Raytech's value.

                                                o Raytech will no longer be required to file reports with the United
                                                States Securities and Exchange Commission.

                                                o Raytech will no longer be listed on the New York Stock Exchange.

                                                See "Special Factors - Purposes,  Alternatives,  Reasons and Effects
                                                of the Going-Private Transaction - Effects."

For More Information                            You may read and copy any of the documents incorporated by reference at  the  public  reference  room  of  the  Securities  and  Exchange
                                                Commission  at 100 F.  Street,  N.E.,  Room 1580,  Washington,  D.C.
                                                20549.  Please  call  the  Securities  and  Exchange  Commission  at
                                                1-800-SEC-0330  for  further  information  on the  public  reference rooms.  These SEC  filings  are also  available  to the public  from commercial document retrieval services and at the SEC's Internet web site at www.sec.gov.  Documents filed by Raytech and incorporated by reference  are  available  without  charge upon request to:  Raytech
                                                Corporation, 711 Tech Drive,  Crawfordsville,  IN 47933. See Item 2,
                                                "Subject Company  Information," and Item 3, "Identity and Background
                                                of Filing Person" in this transaction statement.

                                                If you have any  questions  about  this  going-private  transaction, please  call Ira R.  Halperin,  the Filing  Persons'  special  legal counsel, at (516) 747-0300.

                                 SPECIAL FACTORS

                   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

                        OF THE GOING-PRIVATE TRANSACTION

Purposes

      The purpose of the going-private transaction is for the Trust, the majority stockholder of Raytech, through the merger subsidiary, to acquire all of the outstanding shares of Raytech's stock and to terminate Raytech's registration under the Exchange Act. The Trust was created to assume all liabilities of Raytech, and its predecessors and successors in interest, in actions involving personal injury or death claims caused by exposure to asbestos containing products for which Raymark or its predecessors and affiliates have legal liability. The Trust has a fiduciary duty to the victims and the families of victims with such asbestos related claims. It is obligated to use the Trust's assets and income to pay the holders of these claims in a way that treats them fairly, equitably and reasonably in light of the extremely limited assets available to satisfy these claims. As the majority stockholder of Raytech, the Trust and the Trustees must continuously review the operations of Raytech and assess taking courses of action that could allow it to increase the amounts paid to the holders of asbestos related claims for which the Trust has assumed liability.

      The Trust's three trustees, are independent trustees selected as part of Raytech's plan of reorganization and have, as their sole function, the duty of administering and distributing the Trust's assets to the asbestos victims and their families. By engaging in the going-private transaction, we believe that Raytech will realize significant cost savings which should result in increased assets and income available to the Trust, as the sole shareholder of Raytech, which will allow it to increase the amounts paid to the holders of asbestos related claims for which the Trust has assumed liability.

      Upon  completion  of the  Acquisition,  less  than 10% of the  outstanding shares of Raytech's common stock will be held by unaffiliated public stockholders. We believe that the going-private transaction is desirable because it will relieve Raytech of the substantial obligations and expenses of a public company. We believe that Raytech's direct and indirect expenses of complying with the Exchange Act have a negative effect on it's business operations and its financial performance. In addition, we expect these expenses will increase, due to recent legislative and regulatory initiatives to improve corporate governance (such as the Sarbanes-Oxley Act of 2002).

      We estimate that Raytech spent approximately $1,430,000 for the year ended December 31, 2004, in costs related to being a public company. These costs can be attributed to directors' and officers' insurance (approximately $550,000 on an annual basis); costs and fees related to filings with the SEC and NYSE and shareholder communications (approximately $300,000 on an annual basis); costs related to complying with the Sarbanes-Oxley Act of 2002 (approximately $350,000 on an annual basis), and a portion of the fees paid for audit and audit related services (approximately $230,000 on an annual basis). These costs would not have been incurred if Raytech were a private company at the time.

      To our knowledge, Raytech has no present intention or current or foreseeable ability to raise capital by selling securities in a public offering, or to acquire other business entities using its stock as the consideration for any such acquisition. For these reasons, Raytech is unlikely to be in a position to benefit from its status as a public company. Based on Raytech's size and resources, we do not believe the costs associated with Raytech remaining a public company are justifiable. In light of the high costs, we believe that it is desirable for Raytech to eliminate the administrative and financial burden of remaining a public company. We believe that the costs to Raytech of remaining a public company are too high in relation to the benefits of being a public company, and that it would be consistent with the purposes for which the Trust was formed to take the actions necessary to complete the going-private transaction.

Trustees' Actions

      At a meeting of the Trustees on January 16, 2003, Robert F. Carter, the Legal Representative for Future Claimants and a Director of Raytech, advised the Trustees that he had received a positive response from the attorney for the Department of Justice that was representing the United States Environmental Protection Agency, concerning the possibility of accelerating the closing of the agreements with the Environmental Creditors. Also present at the meeting either in person or telephonically were Robert I. Komitor and Robert B. Steinberg (Members of the Trust Advisory Committee), Stanley J. Levy (Chairman of the Board of Directors of Raytech), Jack Feinblatt (Executive Administrator of the Trust), Eric J. Lomas (Member of HT Capital Advisors LLC, a financial advisor to the Trust, and a Chartered Financial Analyst who has been actively involved in the investment banking industry for over two decades and has completed numerous merger and acquisition assignments, valuations, fairness opinions and financings) and George A. Davidson (General Counsel to the Trust).

      At a meeting of the Trustees on December 1, 2004, Mr. Carter advised the Trustees that the Environmental Creditors had agreed with a proposal of the Trust to accelerate the terms of the 2000 and 2001 agreements rather than waiting for the triggering events in the Raymark bankruptcy that would then obligate the Trust and the Environmental Creditors to complete the transactions provided therein. While not specifically discussed at the meeting, the Trustees were aware that the same consideration required to be paid under the 2000 and 2001 agreements would be paid to the Environmental Creditors under any acceleration agreement. Also present at the meeting either in person or telephonically were Mr. Komitor, Mr. Levy, Mr. Lomas and Mr. Davidson.

      At a meeting of the Trustees on January 18, 2005, the Trustees discussed the current state of affairs at Raytech and determined to invite Mr. Lomas to the next Trust meeting to address whether it might be in the best interest of the beneficiaries of the Trust to take Raytech private. Also present at the meeting either in person or telephonically were Mr. Carter, Mr. Levy, Mr. Davidson and Mr. Feinblatt.

      At a meeting of the Trustees on February 10, 2005, Ira R. Halperin, a partner in the law firm of Meltzer, Lippe, Goldstein and Breitstone, LLP, discussed with the Trustees certain securities laws compliance issues which could be raised by the completion of the acceleration of the 2000 and 2001 Agreements with the Environmental Creditors, particularly if the Trust was entertaining the idea of taking Raytech private. Mr. Lomas briefed the Trustees on the feasibility of engaging in a Raytech going-private transaction. The Trustees then discussed the potential for such a transaction and determined that further investigation and consideration of these transactions should be made. On February 16, 2005, the Trust engaged Meltzer, Lippe as Special Counsel to provide advice in connection with the feasibility of a Raytech going-private transaction. Also present at the meeting either in person or telephonically were Kevin E. Irwin (General Counsel to the Trust), Mr. Komitor, Robert B. Steinberg (Member of the Trust Advisory Committee), Mr. Carter, Mr. Levy and Mr. Feinblatt.

      At a meeting of the Trustees on February 28, 2005, Mr. Lomas gave an oral presentation to the Trustees of the advantages and disadvantages of engaging in a going-private transaction and expressed his opinion that Raytech could realize significant cost savings as a result thereof which would accrue to the Trust and thus help it to increase the amounts paid to the holders of asbestos related claims for which the Trust had assumed liability. Additionally, in his opinion, it would be easier for Raytech to complete the turnaround efforts of its new management and for the Trust to eventually realize the maximum value of its holdings in Raytech if Raytech was a private company. Also present at the meeting either in person or telephonically were Mr. Irwin, Mr. Komitor, Mr. Steinberg, Mr. Carter, Mr. Levy and Mr. Halperin.

      At a meeting of the Trustees on March 15, 2005, Mr. Halperin provided advise on a possible two-step going-private transaction which would include the closing of the transaction with the Environmental Creditors followed by a short-form Delaware merger. Mr. Halperin and Mr. Carter advised on the status of a potential acceleration of the 2000 and 2001 Agreements with the Environmental Creditors. Also present at the meeting either in person or telephonically were Mr. Irwin, Mr. Komitor, Mr. Carter, Mr. Levy and Mr. Lomas.

      At a meeting of the Trustees on April 7, 2005, Mr. Lomas gave an oral presentation to the Trustees on the general state of the automotive sector of the economy and the stock prices of automotive related companies. Mr. Halperin and Mr. Carter advised on the status of a potential acceleration of the 2000 and 2001 Agreements with the Environmental Creditors. Also present at the meeting either in person or telephonically were Mr. Irwin, Mr. Komitor, Mr. Steinberg, Mr. Carter, Mr. Levy and Mr. Feinblatt.

      At a meeting of the Trustees on May 25, 2005, the Trustees approved the terms of the proposed 2005 Agreement and authorized Richard A. Lippe, the Managing Trustee, to execute it on behalf of the Trust. Also present at the meeting either in person or telephonically were Mr. Irwin, Mr. Steinberg, Mr. Carter, Mr. Levy and Mr. Feinblatt.

      At a meeting of the Trustees in June 16, 2005, Mr. Carter advised on the status of the pending execution of the proposed 2005 Agreement with the Environmental Creditors. Mr. Lomas provided materials to the Trustees that included a general rationale for a proposed Raytech going-private transaction and the considerations to be included in determining a fair price to offer the minority shareholders in the transaction. Mr. Lomas' materials included a reference to a report prepared for Raytech by W.Y. Campbell & Company in October 2004, that included an analysis of Raytech's business as being a factor that the Trustees could rely upon in determining whether to undertake the going-private transaction. The Trustees discussed the Campbell Report and determined that the report and its conclusions was not a factor that would be considered because they believed that assumptions used in the report were incorrect, the report was prepared for Raytech for a purpose unrelated to a going-private transaction and the report was approximately seven months old and during the period following the issuance of the report, Raytech's business, and overall market conditions had deteriorated. The Trustees also discussed several developments which had had a detrimental effect upon the operation and value of Raytech including, Raytech's inability to achieve desired productivity levels in the domestic OEM business, the loss of customers due to competitive pressures, unanticipated developments negatively affecting the U.S. automotive industry, additional costs incurred as a result of Raytech's delay in closing one of its manufacturing facilities, and lower than expected EBITDA for the 2004 fiscal year. No decision was made on whether to undertake a Raytech going-private transaction. Also present at the meeting either in person or telephonically were Mr. Irwin, Mr. Steinberg, Mr. Komitor, Mr. Carter, Mr. Levy, Mr. Halperin and Mr. Feinblatt.

      At a telephonic meeting of the Trustees on July 6, 2005, Mr. Halperin advised the Trustees that the 2005 Agreement with the Environmental Creditors would be completely signed by all parties on July 7, 2005. After discussion, the Trustees unanimously agreed to engage in a two-step going-private transaction by completing the Acquisition and conducting a short-form merger in the State of Delaware. Mr. Lomas then advised the Trustees of the prior twelve-month and recent trading history of Raytech's stock. He also advised the Trustees that Raytech stock closed the day at a price of $1.32. The Trustees and Mr. Lomas assessed the stock's closing price on July 6, 2005 and the overall downward trend of the stock price. In addition, the Trustee's and Mr. Lomas discussed Raytech's disclosure of the delisting notice received by it from the NYSE, its effect on the stock price and the fact that Raytech responded to the NYSE that it did not believe that it could comply with the NYSE criteria. The Trustees also discussed the reasons and factors they considered in determining whether to engage in the going private transaction. See "Special Factors - Purposes, Alternatives, Reasons and Effects of the Going Private Transaction - Reasons" and "Fairness of the Going Private Transaction." Mr. Lomas advised the Trustees that based upon the factors considered by the Trustees, some of which were outlined in Mr. Lomas' June 16, 2005 report, they would be able to establish a price that was fair to pay to the unaffiliated public stockholders in the going-private transaction. Using his knowledge of the automotive industry, his extensive experience as a Chartered Financial Analyst, his knowledge of the factors considered by the Trustees, and his ongoing review and historical knowledge of Raytech's financial condition, performance and growth prospects, Mr. Lomas advised the Trustees that a price of $1.32 per share was a fair price to offer to the unaffiliated public stockholders. See "Reports, Opinions, Appraisals and Negotiations." The Trustees were aware that Mr. Lomas' advice was not based upon any formal financial analysis of Raytech conducted by Mr. Lomas or HT and Mr. Lomas' advice was one of several factors taken into consideration by the Trustees in determining whether to engage in the going-private transaction and the price to be offered to the unaffiliated public stockholders. After further discussion, the Trustees unanimously agreed that based upon all of the factors considered by them, a price of $1.32 per share was a fair price to offer to the unaffiliated public stockholders and that the merger subsidiary would offer the unaffiliated public stockholders $1.32 per share in the going-private transaction. Also present at the meeting were Mr. Irwin, Mr. Carter and Mr. Levy.

Alternatives

      We believe that the going-private transaction is the quickest and most cost-effective way for us to acquire Raytech's outstanding public minority equity interest. Because of the 2000 and 2001 settlement agreements and the agreement of the Environmental Creditors to enter into the 2005 Agreement, we are able to acquire a sufficient percentage of Raytech's outstanding stock to allow us to use a short form merger to acquire Raytech's remaining outstanding public minority interest. Therefore, we decided against a long-form merger because of the cost and delay of obtaining the approvals of the unaffiliated public stockholders. We also rejected the alternative of a tender offer for Raytech's common stock. A tender offer would entail additional costs estimated to be between $150,000 and $300,000, and a subsequent short-form merger could still be required. As of March 11, 2005 Raytech's common stock was held of record by 1,469 stockholders. As a result, we are not otherwise able to cause the registration of Raytech's stock to be terminated, which would be permitted if either Raytech's stock was held of record by less than 300 stockholders or Raytech's stock was held of record by less than 500 stockholders and Raytech's total assets did not exceed $10,000,000 on the last day of 2002, 2003 and 2004. The short-form merger is, therefore, the quickest and most efficient way for us to acquire Raytech's outstanding public minority equity interest and complete the going private transaction

Reasons

         We considered several factors in determining whether to effect the going-private transaction, including these:

o the duty to maximize the assets and income of the Trust to enable the Trust to pay the holders of asbestos related claims and their families in a way that the holders of these claims are treated fairly, equitably and reasonably in light of the extremely limited assets available to satisfy these claims.

o the decrease in costs, particularly those associated with being a public company (for example, as a privately-held entity, Raytech would no longer be required to file quarterly, annual or other periodic reports with the SEC or publish and distribute to its stockholders annual reports and proxy statements), that the Trust's board of trustees anticipates could result in significant savings, including supplemental audit and consulting fees necessary for public companies and legal fees;

o the elimination of additional burdens on Raytech's management caused by being a public company (including, for example, the dedication of time and resources of Raytech's management and board of directors to stockholder, investor, and public relations matters);

o that given Raytech's relatively small shareholder base, the costs of maintaining Raytech's status as a public company are not justified and that Raytech and its majority shareholder currently derive no material benefit from registration under the Exchange Act;

o the greater flexibility that Raytech's management would have to focus on long-term business goals, rather than issues of being a public company;

o the payment of $1.32 per share might otherwise be difficult for the unaffiliated public stockholders to realize (especially those stockholders with large holdings of shares), in light of the illiquidity of the market for shares of Raytech common stock;

o recent public capital market trends affecting micro-cap companies (like Raytech), including a reduction in interest by institutional investors;

o     the   elimination  of  conflict  of  interest  issues  with  the  minority stockholders;

o the ability to undertake a going-private transaction using a less costly short-form merger because of the agreement by the Environmental Creditors to accelerate the settlement of the 2000 and 2001 Agreements by executing the 2005 Agreement; and

o the recent disclosure by Raytech of the impending delisting of its stock by the NYSE will make the market for the stock even more illiquid than it currently is.

      We also considered the advantages and disadvantages of continuing Raytech's current status as a majority-owned, public subsidiary. In our view, the principal advantage would be our ability to make other uses of the assets and income that would otherwise be required to pay the purchase price for the acquisition of the shares and the short-form merger. The disadvantages of continuing Raytech as a majority-owned, public subsidiary include the inability to achieve many of the benefits discussed above. We concluded that the advantages of continuing Raytech's current status were significantly outweighed by the disadvantages of doing so.

      We seek to accomplish the going-private transaction as promptly as practicable after acquiring beneficial ownership of greater than 90% of the shares of Raytech common stock because we believe that it is in the best interest of the holders of asbestos related claims for the Trust to take advantage of the benefits of Raytech becoming a privately-owned company. By engaging in the going-private transaction, we believe that Raytech will realize significant cost savings which should result in increased assets and income available to the Trust, as the sole shareholder of Raytech, which will allow it to increase the amounts paid to the holders of asbestos related claims for which the Trust has assumed liability.

      As a result of the settlement by the Raymark estates of all liability insurance claims by them against their liability insurance carriers and the determination by the Trust and the Environmental Creditors that it was in each party's interest to accelerate the settlement of the 2000 and 2001 agreements instead of waiting until a bankruptcy or liquidation plan for the Raymark estates to be confirmed, the Trust and Environmental Creditors entered into the

2005 Agreement. Under the 2000 and 2001 Agreements, the Environmental Creditors were obligated to sell the shares of Raytech stock they received in the reorganization to the Trust when a bankruptcy or liquidation plan for the Raymark estates was confirmed. The effect of the 2005 Agreement is the acceleration of the completion of the transactions originally agreed to in the 2000 and 2001 agreements.

Effects

      General. After the going-private transaction, we will have complete control over the conduct of Raytech's businesses and assets. Its management will be under our exclusive control. In addition, we will benefit from any future increases in the value of Raytech's business, and, conversely, we will bear the complete risk of any losses incurred in the operation of Raytech's business and any decrease in the value of Raytech's business. Once the short-form merger is completed, the unaffiliated public stockholders will no longer be able to benefit from a sale of Raytech to a third party. If the merger is completed, Raytech will become a wholly owned direct subsidiary of the merger subsidiary, which is a direct subsidiary of the Trust. The merger subsidiary will have a 100% interest in the net book value and net loss of Raytech (approximately $68,962,000 and approximately ($1,736,000) respectively), based upon the unaudited financial statements of Raytech as of and for the 26 weeks ended July 3, 2005).

      We expect to own approximately 90.6% of Raytech's outstanding stock, immediately following the Acquisition and prior to the short-form merger.

      The Unaffiliated Public Stockholders. In the short-form merger, the unaffiliated public stockholders that do not exercise their right to appraisal will receive $1.32 in cash, the price determined by the Trust and the board of directors of merger subsidiary, for each share of Raytech common stock held by them and each share shall be cancelled. Upon completion of the short-form merger, the unaffiliated public stockholders will no longer have any interest in Raytech, and will not be stockholders any longer. They will not participate in Raytech's future earnings and growth. They will no longer bear the risk of any decreases in Raytech's value. In addition, the unaffiliated public stockholders will not share in any distribution of proceeds after a sale of any of the businesses of Raytech. See Item 6, "Purposes of the Transaction and Plans or Proposals - Plans." All of the other benefits of stock ownership by the unaffiliated public stockholders (such as the right to vote on certain corporate decisions, to elect directors, and to receive distributions upon the sale of Raytech), as well as the benefit of potential increases in the value of Raytech's stock price, will be extinguished upon completion of the short-form merger. Following the short-form merger, the unaffiliated public stockholders will have liquidity as a result of receiving the merger consideration in exchange for their shares of Raytech's stock.

      In summary, if the short-form merger is completed, the unaffiliated public stockholders will give up all of their rights as stockholders of Raytech.

      Raytech. If the short-form merger is completed, public trading of the shares of Raytech's common stock will cease. We intend to deregister the Raytech common stock under the Exchange Act. As a result, Raytech will no longer be required, under the federal securities laws, to file reports with the SEC, and will no longer be subject to the proxy rules under the Exchange Act. Raytech will no longer be subject to the Sarbanes-Oxley Act of 2002 or the liability provisions of the Exchange Act and the principal stockholders of Raytech will no longer be subject to reporting their ownership of shares of Raytech common stock under Sections 13 and 16 of the Exchange Act, or the obligations under Section 16 of the Exchange Act to disgorge to Raytech certain "short-swing" profits from the purchase and sale of shares of Raytech's common stock. Raytech's officers will not be required to certify the accuracy of its financial statements.

      In addition, on August 1, 2005, Raytech was notified by the NYSE that it is not in compliance with the NYSE's increased continued listing standards. Raytech is considered "below criteria" due to the fact that its total market capitalization is less than $75 million over a 30-day trading period and its stockholders' equity is less than $75 million. As of August 8, 2005, the NYSE made available on its consolidated tape, an indicator, "BC," indicating Raytech is below the NYSE's quantitative continued listing standards. On September 15, 2005, Raytech submitted its response to the NYSE. In its response, Raytech stated that as a result of its continued losses and the proposed going-private transaction, Raytech's management does not believe that it can take steps which will permit Raytech to satisfy the financial continued listing criteria of the NYSE and Raytech is not in a position to propose a business plan to come into compliance with the listing standards.

      Treatment of options. Pursuant to the terms of the short-form merger, all vested options to purchase Raytech's stock that are exercised by their holders prior to the effective date of the merger will be converted into the right to receive the short-form merger consideration of $1.32 per share. Upon exercise of options with an exercise price less than $1.32 per share, each holder will receive the difference between the exercise price of its options and $1.32 per option share. Holders of options will not receive any consideration if they do not exercise their options prior to the effective date of the merger. As of January 2, 2005, Raytech had outstanding 1,942,164 options, of which 940,764 were exercisable. The per share exercise price for all of the options ranges between $4.25-$5.70 and thus we believe that the likelihood of an option holder exercising its options is remote.

      Trustees / Directors. Our Trustees and Directors are the persons listed in
Schedule I to this transaction statement.

                    FAIRNESS OF THE GOING-PRIVATE TRANSACTION

      Fairness. We currently own approximately 82.86% of the outstanding shares of Raytech common stock. We expect to own approximately 90.6% of Raytech's stock after completing the acquisition of shares under the 2005 Agreement. As a result, we are considered an "affiliate" of Raytech under Rule 12b-2 of the Exchange Act. The rules of the SEC require us to express our belief about the substantive and procedural fairness of the going-private transaction to the unaffiliated public stockholders of Raytech. In compliance with Rule 13e-3 under the Exchange Act, the Trust and merger subsidiary have considered the fairness of the going-private transaction to the unaffiliated public stockholders, and unanimously concluded that the going-private transaction is fair to them.

      The merger subsidiary is the wholly-owned subsidiary of the Trust and was formed specifically to engage in the merger with Raytech. The Trustees of the Trust are also the directors of the merger subsidiary. The merger subsidiary has no other business operations. In their capacity as directors of the merger subsidiary, the Trustees assessed the fairness of the going private transaction to the unaffiliated public stockholders. The material factors the merger subsidiary relied upon in reaching its fairness determination are identical to the material factors relied upon by the Trust in reaching its determination.

      We determined to consummate a proposed two-step plan to acquire the outstanding minority stockholder interest in Raytech through the going-private transaction. The initial step of the going-private transaction is the completion of the Acquisition under the 2005 Agreement. After the Acquisition, our merger subsidiary will acquire, for a per share price of $1.32 in cash, all of the shares of Raytech common stock held by the unaffiliated public stockholders.

      Factors we considered in determining purchase price. We have determined that the going-private transaction is both substantively and procedurally fair to the unaffiliated public stockholders. In coming to that determination, we considered and assessed the following material factors:

o Information concerning the financial performance, condition, business operations and prospects of Raytech. We reviewed Raytech's current financial condition, financial performance, and growth prospects. These issues were reviewed in the context of identifying ways to reduce expenses that have a negative effect on Raytech's business operations and its financial performance to allow the Trust, as the majority stockholder of Raytech, to maximize the amounts paid to the holders of asbestos related claims for which the Trust has assumed liability. Specifically, we identified the following factors that, in the opinion of the Filing Persons will continue to negatively impact Raytech's business:

            o Raytech is a relatively small supplier of a limited number of components. Raytech's largest customers have been experiencing margin erosion due to reduced volume, high labor and benefit costs and intense foreign competition and there is pressure on them to cut component costs. As a result, Raytech's customers have demanded component price reductions. Raytech's largest business segment, sales to domestic original equipment manufacturers has been significantly impacted by these price reductions, resulting in a
            19.7 percent decrease in gross profit for the twenty-six weeks ended July 3, 2005, despite achieving 7.8 percent sales growth compared to the same period in 2004.

            o As a result of the general downturn in the American automobile industry, the business of General Motors, Ford Motor Company and DaimlerChrysler, Raytech's primary customers for its automotive wet friction products, and the industry as a whole, has been negatively impacted, which has, in turn, negatively impacted Raytech's business.

            o Raytech anticipates that continued increases in the price of raw materials necessary for the manufacture of its products will further negatively impact its business. Due to the demand for component price reductions and the terms of some of its current sales contracts, Raytech bears a portion of the expense of these price increases, further reducing its profit margin.

            o  The  trend  in  the  automotive   aftermarket  is  toward  longer
            transmission service and replacement cycles due to improved quality, which will negatively impact Raytech's revenues and margins.

            o Raytech has also assumed the liability for the pension plans of Raymark as part of the Chapter 11 reorganization. The plans are under funded and Raytech, through an agreement with the Internal Revenue Service, is providing both current contributions and catch-up contributions. These funding obligations will continue to impact Raytech's earnings.

      We considered the impact of the factors listed above in assessing Raytech's value as a going concern and in determining the fairness of the purchase price to be paid to the unaffiliated public stockholders. We did not conduct a formal analysis of Raytech using standard going concern economic models such as discounted cash flow or cash flow multiples. See "Fairness of the Going Private Transaction - Factors not considered in determining purchase price."

o Cash payment for stock. The going-private transaction represents an opportunity for the unaffiliated public stockholders to realize $1.32 per share in cash for their stock. We believe this price might otherwise be difficult for unaffiliated public stockholders (especially those stockholders with large holdings of shares) to realize, in light of the lack of liquidity of the market for shares of Raytech common stock.

o Public Company Compliance. We also considered that there is an increased cost to Raytech for compliance with the additional requirements on public companies under the Sarbanes-Oxley Act of 2002 and related SEC regulations, among other expenses of being a public company. We expect these increased costs to continue to adversely impact Raytech's financial performance which will reduce the amounts available for payment to the holders of asbestos related claims for which the Trust has assumed liability.

o Current Market Prices, Historical Market Prices. We considered the current and historic trading prices of Raytech's common stock together with the future prospects for Raytech's business. The stock closed at $1.32 on July 6, 2005. During the twelve months before we announced the going-private transaction, the stock price ranged from $1.01 per share (in April, 2005) to $2.08 per share (in December, 2004). After reaching $2.08 per share, the stock price began a downward trend. As discussed above, we identified several factors that, in the opinion of the Filing Persons, will continue to negatively impact Raytech's business. The determination of the $1.32 purchase price included the impact that these factors had and are expected to have on Raytech's business and the market price of its stock.

o Limited Trading Market and Liquidity. We considered that there is a limited trading market for Raytech's stock, and limited liquidity. The average daily trading volume during the two months before our announcement of the going-public transaction was less than 15,000 shares. It may be extremely difficult for the unaffiliated public stockholders to sell their Raytech stock without adversely impacting the stock's trading price. On August 1, 2005, Raytech was notified by the NYSE that it is not in compliance with the NYSE's increased continued listing standards. On September 15, 2005, Raytech submitted its response to the NYSE. In its response, Raytech stated that as a result of its continued losses and the proposed going-private transaction, Raytech's management does not believe that it can take steps that will permit Raytech to satisfy the financial continued listing criteria of the NYSE and Raytech is not in a position to propose a business plan to come into compliance with the listing standards. In the event Raytech's common stock is delisted, the stock will become even more illiquid.

o Limited Benefits from Being a Public Company. We considered that Raytech has not been able to benefit from being a publicly traded company. Raytech has had limited access to the public capital markets, because of its limited trading volume and low trading price of its common stock. We believe that the future prospects for stock price appreciation by Raytech are limited because investment banks have not covered Raytech's stock. With limited prospects for appreciation and the incurrence of expenses and fees as a result of being a public company, the cash that will be available to the Trust to pay the holders of asbestos related claims for which the Trust has assumed liability will be reduced.

o Continuing declines in stock price. We also gave weight to the possibility of future declines in the stock trading price in determining the $1.32 per share purchase price. Lower stock prices will negatively impact the unaffiliated public stockholders. The impending delisting of Raytech's stock from the NYSE and public capital market trends affecting micro-cap companies (like Raytech), will likely result in a reduction in interest by institutional investors. Following the short-form merger, the unaffiliated public stockholders will have liquidity as a result of receiving the merger consideration in exchange for their shares of Raytech's stock.

o Oral Advice of HT Capital Advisors LLC. We received oral advice from HT Capital Advisors LLC, financial advisors to the Trust, that a price of $1.32 per share was a fair price to offer to the unaffiliated public stockholders. See "Reports, Opinions, Appraisals and Negotiations."

o Tangible Book Value and Net Book Value. The $1.32 per share consideration is a midpoint between the per share tangible book value and net book value of Raytech's common stock which, based on the most recent unaudited balance sheets of Raytech, was approximately $1.00 and $1.65, respectively, at July 3, 2005. Tangible book value was calculated by excluding the net carrying amount of Raytech's trademarks, goodwill, unpatented technology, and other intellectual property aggregating approximately $27,186,000 as of July 3, 2005 from Raytech's net book value on such date. We believe that as a manufacturing company, the value of Raytech's tangible assets may better approximate the value of the Company than the aggregate of both its tangible and intangible assets. In addition, we believe that Raytech has been unable to productively utilize its assets which has resulted in it continuing to incur substantial operating losses and cash flow deficits. We therefore believe that the $1.32 per share consideration, as a midpoint between the two values, is a fair price to offer to the unaffiliated public stockholders.

o Appraisal rights. We also considered the Delaware laws concerning appraisal rights, in concluding that the purchase price is fair. Under Delaware law, the unaffiliated public stockholders, other than the Environmental Creditors, are entitled to exercise appraisal rights and demand payment if the "fair value" for their shares. A court may determine "fair value" to be more or less than the payment being made in this going-private transaction.

      Factors not considered in determining purchase price. We did not consider the following factors to be material in determining the fairness of the going-private transaction:

o No Firm Offers. We are not aware of any firm offers to purchase Raytech's business that have been made during the past two years by any unaffiliated person.

o Merger, Sale, or Other Transfer of Assets. Raytech has not engaged in a merger or consolidation with another company, or in the sale (or other transfer) of a substantial part of its assets during in the last two years.

o Securities Purchases. During the past two years, no one has purchased enough Raytech common stock to exercise control of Raytech.

o Liquidation Value. We did not give any consideration to liquidation value in determining the fairness of the purchase price to be paid to the unaffiliated public stockholders because Raytech will continue to operate its businesses following completion of the merger. Liquidation value is not a relevant or accurate valuation method for a business that is a viable going concern. In addition, we intend to retain our majority holdings in Raytech, and we do not intend to seek a buyer for Raytech in the immediate future. This fact foreclosed the opportunity to consider an alternative transaction with a third party purchaser of Raytech or otherwise provide liquidity in the form of a third party offer to the unaffiliated public stockholders. Although we did not market our interest in Raytech for sale, we believe that finding a third party buyer for Raytech was unlikely under these circumstances. It is also unlikely that finding a third party buyer for Raytech is a realistic option for the unaffiliated public stockholders given our position as the majority stockholder of Raytech.

o Discounted Cash Flow and Cash Flow Multiples. For discounted cash flow analysis to be a valid indicator of value, it is important to be able to project results with some certainty for a reasonable number of years into the future. In the case of Raytech, the operating environment and industry conditions are so unstable as to make forecasting extremely difficult and of little, if any, value. Furthermore, these same unstable operating and industry conditions also make it extremely difficult to determine an acceptable discount factor, without which this method is not useful as an indicator of value. As to multiples of cash flow, we felt that the loss generating operations anticipated in the immediate future also make it very difficult to arrive at any meaningful conclusion. Based upon the foregoing, we did not use these economic models in assessing Raytech's value as a going concern or in determining the fairness of the purchase price to be paid to the unaffiliated public stockholders.

o Campbell Report. Raytech obtained an analysis of its business from W.Y. Campbell & Company in October 2004. This analysis concluded that the fair value of Raytech's common stock was between $1.21 and $2.05. We did not rely upon the report in determining the fairness of the going-private transaction and do not believe that the findings of the report are materially related to the going-private transaction for the following reasons:

            o The report was prepared for Raytech for the purpose of identifying strategic options available to it for the sale of all or some of its business segments, not for the purpose of determining a value of the company for the purpose of engaging in a going-private transaction;

            o The report was issued approximately nine months prior to the announcement of the going private transaction and during the period following the issuance of the report, Raytech's business, and overall market conditions deteriorated; and

            o Assumptions relied upon by Campbell have subsequently been proven to be incorrect. Specifically, compared with Campbell's assumptions, Raytech realized lower than expected gross profit, gross margin and EBITDA for 2004 and incurred unanticipated restructuring expenses and impairment charges.

      A copy of the Campbell Report is attached to this transaction statement as Exhibit (e).

      Procedural fairness. Delaware law allows us to effect the merger by action of our merger subsidiary's board of directors, without any action on the part of the board of directors or other shareholders of Raytech, but provides Raytech's public shareholders who object to the merger with the statutory right to have the "fair value" of their shares determined by a court and paid to them by following the procedures outlined in Section 262 of the DGCL, which are described elsewhere in this transaction statement under the heading Item 4(c), "Terms of the Transaction". A determination of fair value ultimately depends on an analysis of what a reasonable purchaser would pay for Raytech common stock.

o We considered requesting that Raytech establish a special committee to determine the fairness of the going-private transaction but decided not to pursue this option. In reaching such a conclusion, we considered the statutory right of a holder of 90% of the outstanding stock of a corporation under Section 253 of the DGCL. Section 253 creates an affirmative right in a 90% stockholder to eliminate minority stockholders' participation in the controlled corporation without any action by the controlled corporation or its other stockholders, and without the requirement that the parent corporation appoint a special committee to determine the fairness of the merger. We determined that by disclosing to the unaffiliated public stockholders all information that is reasonably necessary in order to enable them to decide, on a fully informed basis, whether to exercise their appraisal rights, that our obligation, if any, to the unaffiliated public stockholders is satisfied. Further, we believe that a special committee would need to retain its own independent legal counsel and financial advisors to help evaluate the fairness of the going-private transaction. We believe that the cost of hiring counsel and advisors, and the diversion of management resources to assist the special committee, would be a further drain on the resources of Raytech and reduce the cash available to holders of asbestos related claims for which we have assumed liability, which would likely lead us to reduce the price we would offer to pay to the unaffiliated public stockholders in the going-private transaction.

      Certain negative considerations. We evaluated certain factors that weighed against the fairness of the terms of the going-private transaction and its procedural fairness. We also discussed the absence of key procedural safeguards. In summary, the going-private transaction does not protect the unaffiliated public stockholders in the following ways:

      1. The unaffiliated public stockholders did not vote to approve or oppose the going-private transaction.

      2. An unaffiliated representative was not appointed to act solely on behalf of the unaffiliated public stockholders.

      3. Raytech's board of directors did not vote to approve or oppose the going-private transaction.

      These negative considerations are described in more detail below:

o Termination of participation in future growth of Raytech. Following the completion of the going-private transaction, the unaffiliated public stockholders would cease to participate in future earnings or growth of Raytech. They would not benefit from any increases in the value of Raytech stock.

o Conflicts of interest. The financial interests of the Trust are adverse to the financial interests of the unaffiliated public stockholders. In addition, directors of Raytech have actual or potential conflicts of interest in connection with the going-private transaction. Two of the Trust's Trustees are also directors of Raytech.

o No public stockholder approval. The unaffiliated public stockholders will not have an opportunity to vote on the going-private transaction. We believe that this factor is outweighed by the right of the unaffiliated public stockholders to seek appraisal and payment for the fair value of their shares under Delaware law.

o No unaffiliated representative or independent director approval. Because Raytech's board of directors took no action to consider or vote upon the going-private transaction, no special committee of Raytech's directors was appointed to evaluate the going-private transaction. No independent representative of the unaffiliated public stockholders was appointed to act solely on their behalf, to negotiate the terms of the going-private transaction or to consider its fairness. We determined that the costs of hiring and compensating a representative (including fees for independent legal and financial advisors to the representative) would have outweighed its benefit to the unaffiliated public stockholders.

o Raytech's board did not vote. We concluded that, had Raytech's board of directors been asked to consider and vote upon the proposed going-private transaction, and had Raytech agreed to do so, it would have wanted to hire its own independent legal and financial advisors. These expenses would have further consumed Raytech's financial resources. Because we intended to and have the legal right under Delaware law to engage in the short-form merger and going-private transaction without the approval of Raytech's board of directors and even in the event of opposition by Raytech's board of directors, we concluded that any consideration of or vote upon the transaction by Raytech's board of directors, including the retention of independent advisors, would not have provided any significant benefit to the unaffiliated public stockholders.

      We gave these negative factors due consideration. We concluded that none of these factors (alone or taken together) is significant enough to outweigh the positive factors and analyses that it considered. We believe that the going-private transaction is fair to the unaffiliated public stockholders, both substantively and procedurally.

      We took note of the large number and wide variety of complex factors that affect the fairness of the going-private transaction to the unaffiliated public stockholders. We did not quantify, rank, or otherwise assign relative weights to each of the specific factors we considered. Instead, we conducted an overall analysis of these factors.

      We believe that these factors provide a reasonable basis to form our belief that the going-private transaction is substantively and procedurally fair to the unaffiliated public stockholders.

      Recent purchases of shares of Raytech Common Stock by the Trust.

      The Acquisition. Other than as contemplated by the 2005 Agreement, the Trust has not engaged in any recent purchases of shares of Raytech Common Stock. A copy of the 2005 Agreement is attached to this transaction statement as Exhibit (d).

                             SELECTED FINANCIAL DATA

      The selected consolidated financial information presented below, under the captions "Income Statement Data" for the years ended January 2, 2005 and December 28, 2003 and December 29, 2002 and "Balance Sheet Data" at January 2, 2005 and December 28, 2003, have been prepared in accordance with United States generally accepted accounting principles ("GAAP"). This information has been derived from Raytech's audited consolidated financial statements included in its annual report on Form 10-K for the fiscal year ended January 2, 2005, which financial statements are incorporated by reference in this Transaction Statement.

      The selected consolidated financial information presented below, under the captions "Income Statement Data" for the twenty-six weeks ended July 3, 2005 and June 27, 2004 and "Balance Sheet Data" at July 3, 2005, have been prepared in accordance with GAAP and have been derived from Raytech's consolidated financial statements included in Raytech's Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2005, which financial statements are incorporated herein by reference. Please note that the interim results are not necessarily indicative of results that may be expected for any other period of the year.

--------------------------------------------------------------------------------------------------------------------
                                                        Years Ended                        Twenty-six weeks Ended
                                        December 29,    December 28,     January 2,       June 27,         July 3,
      Income Statement Data                 2002            2003            2005            2004            2005
      ---------------------
--------------------------------------------------------------------------------------------------------------------

                                           Audited         Audited         Audited        Unaudited       Unaudited
--------------------------------------------------------------------------------------------------------------------

                                                     (Dollars in thousands, except per share data)

---------------------------------------------------------------------------------------------------------------------
  Net Sales                              $  209,866      $  205,865      $  227,313      $  115,003      $  123,958
---------------------------------------------------------------------------------------------------------------------
  Gross Profit                               36,771          26,126          40,935          23,588          18,947
---------------------------------------------------------------------------------------------------------------------
  Operating (loss) profit                     4,440         (57,473)         (3,051)          4,562          (1,522)
---------------------------------------------------------------------------------------------------------------------
  Net Income (loss)                          (2,825)        (66,443)         (2,750)          1,408          (1,736)
---------------------------------------------------------------------------------------------------------------------
  Basic and diluted  income (loss)
  per share                                    (.07)          (1.59)           (.07)            .03            (.04)
---------------------------------------------------------------------------------------------------------------------
  Weighted   average   number   of           41,608          41,728          41,737          41,737          41,737
  shares  used  in  computing  net
  earnings  (loss)  per  share (in
  thousands):
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                      December 28,   January 2,     July 3,
Balance Sheet Data                        2003          2005         2005
------------------
--------------------------------------------------------------------------------

                                        Audited       Audited      Unaudited

--------------------------------------------------------------------------------

                                   (Dollars in thousands, except per share data)

--------------------------------------------------------------------------------
  Current assets                       $  83,756     $  94,452     $  93,508
--------------------------------------------------------------------------------
  Non-current assets                     122,268       111,234       104,952
--------------------------------------------------------------------------------
  Total assets                           206,024       205,686       198,460
--------------------------------------------------------------------------------
  Current liabilities                     58,342        60,799        64,064
--------------------------------------------------------------------------------
  Long-term Liabilities                   62,384        61,687        64,911
--------------------------------------------------------------------------------
  Total liabilities                      120,726       122,486       128,975
--------------------------------------------------------------------------------
  Shareholders' equity                    75,910        73,180        68,962
--------------------------------------------------------------------------------
  Book Value Per share                      1.82          1.75          1.65
--------------------------------------------------------------------------------
  Tangible Book Value Per Share             1.09          1.06          1.00
--------------------------------------------------------------------------------

Ratio of Earnings to Fixed Charges

Raytech's consolidated ratio of earnings to fixed charges is as follows:

                                             For the Year Ended       For the Twenty-six
                                                                             Weeks
                                         December 28,     January 2,     Ended July 3,

                                             2003            2005             2005
                                         -----------------------------------------------
Ratio of Earnings to Fixed Charges         (27.84)*          0.85           (0.45)**

For the purposes of this ratio, "earnings" consists of earnings before income taxes, minority interest and fixed charges, and "fixed charges" consists of interest on indebtedness and capital lease obligations, and the interest component of rental expenses.

*Reflects a deficiency of approximately $37,714,270

** Reflects a deficiency of approximately $483,475

        FEDERAL INCOME TAX CONSEQUENCES OF THE GOING-PRIVATE TRANSACTION

      The following is a summary of the material United States federal income tax consequences of the going-private transaction to beneficial owners of shares of Raytech Common Stock. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable treasury regulations, judicial decisions, and current administrative rulings in effect on the date of this Schedule 13E-3. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular taxpayers in light of their personal circumstances, or to taxpayers subject to special treatment under the Code (for example, financial institutions, real estate investment trusts, regulated investment companies, brokers, dealers or traders in securities or foreign currencies, life insurance companies, foreign corporations, foreign partnerships, foreign estates or trusts, individuals who are not citizens or residents of the United States, and beneficial owners whose shares of Raytech common stock were acquired pursuant to the exercise of warrants, employee stock options, or otherwise as compensation). This discussion also does not address any aspect of state, local, foreign, or other taxation.

      The receipt of cash or other assets by a stockholder (including the Environmental Creditors) in the Acquisition, the short form merger, or through the exercise of the stockholder's statutory appraisal rights, will be a taxable transaction for U.S. income tax purposes with respect to taxpayers subject to income taxation. Also, the transaction is likely to subject such stockholders to tax under state and local income tax laws. Accordingly, a stockholder whose shares are sold or exchanged as a consequence of the Acquisition or a shareholder whose stock is purchased in the short-form merger, will recognize gain or loss equal to the difference between (a) the value of the shares exchanged and (b) the stockholder's adjusted tax basis in the shares. Cash received in the short-form merger or as a result of appraisal rights is the value of the shares for such purpose. The gain or loss will be treated as a capital gain or loss. Generally, the gain or loss will be long-term capital gain or loss if (at the effective date of the short-form merger) the stockholder's holding period for his Raytech shares is more than one year. Holders of shares of Raytech common stock should be aware that American Stock Transfer and Trust Company, the paying agent, will be required in certain cases to withhold and remit to the United States Treasury 31% of amounts payable in the short-form merger to any stockholder that (1) has provided either an incorrect tax identification number or no number at all, (2) is subject to backup withholding by the Internal Revenue Service for failure to report the receipt of interest or dividend income properly, or (3) has failed to certify to the paying agent that such stockholder is not subject to backup withholding or that such stockholder is an "Exempt Recipient." Backup withholding is not an additional tax, but rather may be credited against the taxpayer's tax liability for the year. In general, cash received by unaffiliated public stockholders who exercise statutory appraisal rights in respect of appraisal rights will result in the recognition of gain or loss to the dissenting stockholder. Any dissenting stockholder should consult with his tax advisor for a full understanding of the tax consequences of receiving cash in respect of appraisal rights pursuant to the short-form merger.

      Neither the merger subsidiary nor Raytech expects to recognize any gain, loss, or income due to the short-form merger. Raytech has valuable tax attributes, the most important of which is its net operating loss carryforward. If the going-private transaction resulted in an ownership change of more than fifty percent of the equity of Raytech, the net operating loss and other tax attributes would be limited by section 382 of the Internal Revenue Code. Because the Trust owns 82.86% of Raytech, its acquisition of the remaining 17.14% in the going-private transaction, will not result in a change in ownership or affect the continued viability of the existing tax attributes of Raytech.

      EACH BENEFICIAL OWNER OF SHARES OF RAYTECH COMMON STOCK IS URGED TO CONSULT HIS TAX ADVISOR ABOUT THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE SHORT-FORM MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS.

                 REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Report, opinion or appraisal

      We did not engage any third parties to perform any independent financial analysis of the going-private transaction or the value of Raytech's common stock. We have not received any written report, opinion, or appraisal from an outside party relating to (a) the fairness of the merger consideration being offered to the unaffiliated public stockholders or (b) the fairness of the going-private transaction to Raytech or to its unaffiliated public stockholders.

      HT Capital Advisors, LLC. In 2001, the Trust engaged HT Capital Advisors LLC as a financial advisor with the responsibilities of providing general financial and investment advice to the Trustees regarding the diversification of its asset base and methods of investment of its available cash. HT Capital
Advisors is a private investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, management buyouts, private placement financing and recapitalizations and valuations for corporate and other purposes. HT is paid a monthly fee for providing services to the Trust. During its engagement by the Trust, HT has gained knowledge of Raytech through its publicly available filings with the SEC. HT was also familiar with the historical market price for Raytech's stock. In its role as a financial advisor to the Trust, HT was asked to provide the Trustees with an overview of a going-private transaction as well as information on the advantages and disadvantages of engaging in a going-private transaction. HT was not paid any separate compensation for providing these services to the Trust.

      On June 16, 2005, Eric J. Lomas, a member of HT, provided materials to the Trustees in this regard. A copy of the HT materials provided to the Trustees is attached to this transaction statement as Exhibit (c). Mr. Lomas is a Chartered Financial Analyst (CFA) and has been actively involved in the investment banking industry for over two decades. He has completed numerous merger and acquisition assignments, valuations, fairness opinions and financings. HT was not asked to provide the Trust with any further economic or financial analyses of the going-private transaction or its fairness to the unaffiliated public stockholders. At a telephonic meeting of the Trustees, held on July 6, 2005, during which the Trustees unanimously agreed to engage in a two-step going-private transaction by completing the Acquisition and conducting a short-form merger in the State of Delaware, Mr. Lomas advised the Trustees of the prior twelve-month and recent trading history of Raytech's stock. He also advised the Trustees that Raytech stock closed the day at a price of $1.32. The Trustees and Mr. Lomas assessed the stock's closing price on July 6, 2005 and the overall downward trend of the stock price. In addition, the Trustee's and Mr. Lomas discussed Raytech's disclosure of the delisting notice received by it from the NYSE, its effect on the stock price and the fact that Raytech responded to the NYSE that it did not believe that it could comply with the NYSE criteria. The Trustees and Mr. Lomas also discussed the reasons and factors they considered in determining whether to engage in the going private transaction. See "Special Factors - Purposes, Alternatives, Reasons and Effects of the Going Private Transaction - Reasons" and "Fairness of the Going Private Transaction." Mr. Lomas advised the Trustees that based upon the factors considered by the Trustees, some of which were outlined in Mr. Lomas' June 16, 2005 report, they would be able to establish a price that was fair to pay to the unaffiliated public stockholders in the going-private transaction. Using his knowledge of the automotive industry, his extensive experience as a Chartered Financial Analyst, his knowledge of the factors considered by the Trustees, and his ongoing review and historical knowledge of Raytech's financial condition, performance and growth prospects, Mr. Lomas advised the Trustees that a price of $1.32 per share was a fair price to offer to the unaffiliated public stockholders. The Trustees were aware that Mr. Lomas' advice was not based upon any formal financial analysis of Raytech conducted by Mr. Lomas or HT and Mr. Lomas' advice was one of several factors taken into consideration by the Trustees in determining whether to engage in the going-private transaction and the price to be offered to the unaffiliated public stockholders. HT has consented to the inclusion of the materials provided to the Trustees as an exhibit to this transaction statement.

      W.Y. Campbell & Company. In 2004, Raytech engaged the services of an outside party, W.Y. Campbell, to analyze the business of Raytech. While the Trust did not select Campbell, we believe that Campbell was selected because it possessed significant knowledge of the industry. Campbell rendered a report to Raytech's board of directors on October 26, 2004. At that time, the board had been considering a possible sale of Raytech or its business segments. After receipt of the report, the Board determined not to market Raytech for sale. We do not believe that the findings of the report are materially related to the going-private transaction for the following reasons:

            o The report was prepared for Raytech for the purpose of identifying strategic options available to it for the sale of all or some of its business segments, not for the purpose of determining a value of the company for the purpose of engaging in a going-private transaction;

            o The report was issued approximately nine months prior to the announcement of the going private transaction and during the period following the issuance of the report, Raytech's business, and overall market conditions deteriorated; and

            o Assumptions relied upon by Campbell have subsequently been proven to be incorrect.

      We also believe that current market conditions will continue to negatively impact Raytech's business. See "Fairness of the Going Private Transaction - Factors not considered in determining purchase price". A copy of the report of Campbell is attached to this transaction statement as Exhibit (e).

      In determining the price to pay to the unaffiliated public stockholders, we also considered Raytech's substantial costs of being a public company, including complying with securities laws, increased auditing costs, potential liabilities under the Sarbanes-Oxley Act of 2002, increased costs of director and officer liability insurance, the cost of shareholder communications and public relations, and management inefficiencies created by the public spotlight.

      As part of its analysis, we had discussions with members of Raytech's management about its financial condition, its past and current business operations, its financial condition, future prospects and operations, and other matters as described in its public filings or as otherwise described in this Transaction Statement. In addition, we reviewed other financial studies and analyses and considered such other information as we considered appropriate.

                              TRANSACTION STATEMENT

ITEM 1. SUMMARY TERM SHEET.

      See the "Summary Term Sheet" section, above.

ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) Name and address. The name of the subject company is Raytech Corporation. The principal executive offices of the subject company are located at 711 Tech Drive, Crawfordsville IN 47933. Its telephone number is (765) 359-2818.

      (b) Securities. The subject company's authorized capital stock consists of 50,000,000 shares of common stock, par value $1.00 per share and 5,000,000 shares of cumulative preferred stock, no par value. As of August 8, 2005, Raytech has outstanding 41,737,306 shares of common stock, the subject securities of the going-private transaction, and no shares of preferred stock.

      (c) Trading market and price. Raytech's common stock is traded publicly on the New York Stock Exchange under the symbol "RAY".

      The following table shows the high and low common stock prices by quarter from the NYSE of the Raytech common stock for the periods indicated:

                                   2005              2004              2003
                                   ----              ----              ----
                               HIGH     LOW      HIGH     LOW      HIGH     LOW
                               ----     ---      ----     ---      ----     ---
First Quarter                $ 2.00   $ 1.41   $ 3.88   $ 2.75   $ 7.22   $ 4.15

Second Quarter                 1.71     1.01     3.35     1.45     8.20     3.00

Third Quarter                  1.58     1.17     2.01     1.20     4.85     3.23

Fourth Quarter                   --       --     2.08     1.62     3.94     3.15

      (d) Dividends. To our knowledge, Raytech has not paid any cash dividends on its common stock during the past two years.

      (e) Prior public offerings. To our knowledge, Raytech has not made an underwritten public offering of its common stock during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A.

      (f) Prior stock purchases. Please refer to Item 4 "Terms of the Transaction", below.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.

      (a) Name and address. The Trust and the merger subsidiary are the persons filing this transaction statement. The business address and business telephone number for the Trust and the merger subsidiary is 190 Willis Avenue, Mineola, New York 11501, and the telephone number is (516) 747-0300.

      (b) Business  background of entity.  The Trust is organized under the laws of the state of New York. Prior to the Acquisition, the Trust holds approximately 82.86% of the outstanding shares of Raytech Common Stock. Prior to 1986, Raymark and Raymark Industries, Inc. had been named as defendants in lawsuits claiming substantial damages for injury or death from exposure to airborne asbestos fibers. In May 1985, Raytech sold all of its Raymark stock. Under a restructuring plan, Raytech (through its subsidiaries) purchased certain non-asbestos related business of Raymark. In spite of the restructuring plan, Raytech was named a co-defendant with Raymark and other defendants in numerous asbestos-related lawsuits as a successor in liability to Raymark. A lawsuit decided in 1988 by The United States District Court in Oregon ruled that Raytech was to be a successor to Raymark's asbestos related liability (Oregon equity law). After several court rulings, including an appeal to the United States Supreme Court, the Oregon case remained as the prevailing decision holding Raytech to be a successor to Raymark's asbestos related liabilities. In order to stay the asbestos related litigation, on March 10, 1989, Raytech filed a petition seeking relief under Chapter 11, Title 11, United States Code in the United States Bankruptcy Court, District of Connecticut. In October 1998, Raytech reached a tentative settlement with its creditors for a consensual plan of reorganization providing for all general unsecured creditors to receive approximately 90% of the equity in Raytech in exchange for their claims.

      As reorganized, Raytech issued approximately 83% of its common stock to the Trust, 7% to government and other claimants, and 10% to Raytech's public stockholders at the time. As of the date of this transaction statement, the Trust owns 34,584,432 shares of Raytech's common stock (or 82.86% of its outstanding shares).

      The Trust is governed by the laws of the State of New York. The Trust was formed as an irrevocable trust pursuant to the Raytech Corporation Asbestos Personal Injury Settlement Trust Agreement, effective as of April 18, 2001. Under the trust agreement, the Trustees were granted the power to take any and all actions that, in the judgment of the Trustees are necessary and proper to fulfill the purpose of the Trust. Specifically, among other powers granted to the Trustees, the Trustees have the power to transfer any or all of the Trust's assets upon terms that the Trustees consider to be proper and consistent with the purpose of the Trust and enter into arrangements with third parties as are deemed by the Trustees to be useful in carrying out the purposes of the Trust. By accelerating the Acquisition and completing the short-form merger, we believe that Raytech will realize significant cost savings which should result in increased assets and income that will be available to the Trust, as the sole shareholder of Raytech, which will allow it to maximize the amounts paid to the holders of claims.

      Neither the Trust nor the merger subsidiary has been a party to any judicial or administrative proceeding during the past five years that resulted in (i) a judgment, decree, or final order enjoining the Trust or the merger subsidiary from future violations of (or prohibiting activities subject to) federal or state securities laws, or (ii) a finding of any violation of federal or state securities laws.

      On August 8, 2005, the Trust organized merger subsidiary in Delaware as a wholly owned subsidiary of the Trust to effect the merger with Raytech. After completing the Acquisition and prior to the merger, the Trust will contribute all of its shares of Raytech common stock to merger subsidiary, causing the merger subsidiary to own approximately 90.6% of Raytech's outstanding shares. Prior to the effectiveness of the short-form merger, the Trustees of the Trust will be the Directors of merger subsidiary. The merger subsidiary has no other business operations.

      (c) Business and background of natural persons.

      (1), (2) The name, business address, position with the Filing Persons, principal occupation and five-year employment history of each of the Trustees of the Trust and Directors of merger subsidiary, together with the names, principal business and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I to this transaction statement.

      (3) During the last five years, none of the persons listed in Schedule I to this transaction statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (4) None of the persons listed in Schedule I to this transaction statement has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining those persons from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      (5) The country of citizenship of each of the persons listed in Schedule I to this transaction statement is listed thereon.

      (d) Tender Offer. Not Applicable

ITEM 4. TERMS OF THE TRANSACTION.

      (a) Material terms.

            (1)   Tender offers. Not applicable.

            (2)   Mergers or similar transactions.

      In connection with the plan of Raytech Corporation, Case No. 89-00293, confirmed by the United States Bankruptcy Court for the District of Connecticut on August 13, 2000, the Trust entered into an Agreement, dated June 8, 2000, and Settlement Agreement, dated October 31, 2001, each with United States Environmental Protection Agency, the Connecticut Department of Environmental Protection, and FMC Corporation (the "Environmental Creditors"). The purpose of these agreements was to mutually resolve claims of the Environmental Creditors against Raytech, Raymark Industries, Inc. and Raymark Corporation. The agreements provide for the assignment by the Environmental Creditors to the Trust of their interest in certain assets of Raytech and of the estates of Raymark and Universal Friction Composites, the division of the proceeds of Raymark liability insurance and the future transfer by the Environmental Creditors of the Raytech common stock owned by them.

Under the 2001 agreement, the Environmental Creditors exercised an option to retain amounts to be recovered by the Environmental Creditors solely from the Raymark estates out of insurance proceeds. Under the 2001 agreement, the Environmental Creditors exercised an option to retain amounts to be recovered by the Environmental Creditors solely from the Raymark estates out of insurance proceeds; provided, that upon receipt by the Environmental Creditors of cash under a Raymark plan of reorganization approved by the Environmental Creditors, the Environmental Creditors would be required to deliver to the Trust, the 3,228,888 shares of stock of Raytech issued to them under the Raytech bankruptcy plan, together with the other assets discussed below. The Raymark estates have settled all liability insurance claims by them against their liability insurance carriers. In consideration for the compromise and settlement of the Environmental Creditors' claims, the Trust and the Environmental Creditors determined that it was in each party's interest to accelerate the settlement of the 2000 and 2001 agreements instead of waiting until a bankruptcy plan for the Raymark estates is confirmed. On July 7, 2005, the Trust entered into the 2005 Agreement. As required under the terms of the 2000 and 2001 agreements and under the 2005 Agreement, the Environmental Creditors will receive $9,457,776, in exchange for the consideration listed below. The consideration received by the Trust and the Environmental Creditors under the 2005 Agreement is identical to the consideration each party would have received had there not been an acceleration of the 2000 and 2001 agreements. In the 2000 and 2001 Agreements, neither the Trust nor the Environmental Creditors specifically allocated any portion of the $9,457,776 to any particular asset. Because the shares of Raytech common stock to be acquired from the Environmental Creditors have the same voting, dividend, liquidation and other rights and limitations as those held by the other unaffiliated public stockholders, we believe that of the $9,457,776 to be paid to the Environmental Creditors, $4,262,132 (or $1.32 per share) represents the fair value of the shares of Raytech common stock to be acquired by the Trust in the Acquisition. The consideration to be transferred to the Trust is:

      o the Environmental Creditors' agreement to divide certain insurance proceeds in the bankrupt estates of Raymark Corporation and Raymark Industries, Inc.(the "Raymark Estates") 60% to asbestos personal injury creditors and 40% to Environmental Creditors;

      o 3,228,888 shares of Raytech common stock owned by the Environmental Creditors;

      o the Environmental Creditors' assignment to the Trust of their rights to benefits under an agreement to share tax benefits with the Trust 2000 (including tax refunds and net operating losses), incorporated in the Chapter 11 Plan of Reorganization of the Raytech Corporation, confirmed August 31;

      o the Environmental Creditors' interest in the other property of the Raymark Estates (including a 40% ownership interest in Allomatic Products Company, a subsidiary of Raytech); and

      o the Environmental Creditors' interest in the recovery by the Raymark Estates of proceeds of policies of insurance issued by the Federal Insurance Company to Raymark Corporation.

      Upon completion of the Acquisition, the Trust's ownership of the shares of Raytech's common stock will increase from approximately 82.86% to approximately 90.6%. The 2005 Agreement contains closing conditions which relate to the satisfaction of our filing obligations under the Securities Exchange Act of 1934 and the approval of the Acquisition by the Bankruptcy Court. On August 16, 2005, an order approving the terms of the 2005 Agreement was issued by Bankruptcy Court. The period during which an appeal could be filed has expired and the approval order is now final.

      This transaction statement is being filed because the acquisition of the shares by the Trust is the first step of a transaction which will result in a "Rule 13E-3 transaction" (as defined under the Exchange Act).

      Upon completion of the Acquisition, the Trust will own approximately 90.6% of Raytech's outstanding common stock. After completion of the Acquisition, we intend to undertake a short-form merger. We intend the short-form merger to result in the acquisition of all of the outstanding shares of Raytech's common stock owned by unaffiliated public stockholders of Raytech other than the Environmental Creditors.

      To effect the short-form merger, we will organize a wholly-owned subsidiary corporation ("merger subsidiary") and transfer all of the shares of Raytech common stock owned by the Trust to the merger subsidiary, causing the merger subsidiary to own approximately 90.6% of Raytech's outstanding shares. Our merger subsidiary will then merge Raytech into itself. The merger subsidiary will survive the merger. Upon the effectiveness of the merger, each outstanding share of Raytech's common stock owned by the unaffiliated public stockholders will be canceled. In exchange, our merger subsidiary will pay the unaffiliated public stockholders the sum of $1.32, in cash, for each share of Raytech common stock. Upon timely exercise of vested options, each holder will receive payment of $1.32 per option share. Holders of options will not receive any consideration if they do not exercise their options prior to the effective date of the merger. As of January 2, 2005, Raytech had outstanding 1,942,164 options, of which 940,764 were exercisable. The per share exercise price for all of the options ranges between $4.25-$5.70 and we believe that the likelihood of an option holder exercising its options is remote.

      After the short-form merger, we intend to cause the registration of Raytech's common stock under the Exchange Act and its listing on the New York Stock Exchange to be terminated.

      The purpose in engaging in the going-private transaction is to fulfill the purpose for which the Trust was formed by maximizing its assets and income to ensure that the holders of claims against Raytech, and its predecessors and successors in interest are treated fairly, equitably and reasonably. The Trust is similar to other trusts formed in connection with the bankruptcy proceedings of companies involved in the manufacture of products containing asbestos. The products manufactured by Raymark or its predecessors and affiliates that contained asbestos were found to be the cause of injury and death to workers and customers of those companies. The purpose of the Trust is to assume all liabilities of Raytech, and its predecessors and successors in interest, in actions involving personal injury or death claims caused by exposure to products containing asbestos for which Raymark or its predecessors and affiliates have legal liability and to use the Trust's assets and income to pay the holders of these claims and their families in a way that the holders of claims are treated fairly, equitably and reasonably in light of the extremely limited assets available to satisfy these claims. The Trust's three trustees, are independent trustees selected as part of Raytech's plan of reorganization and have, as their sole function, the duty of administering and distributing the Trust's assets to the asbestos victims and their families. By engaging in the Acquisition and the short-form merger, we believe that Raytech will realize significant cost savings which should result in increased assets and income that will be available to the Trust, as the sole shareholder of Raytech, to maximize the amounts paid to the holders of these claims. The transactions have been structured in order to effect a prompt and orderly transfer of the minority ownership of Raytech from the unaffiliated public stockholders to us, and to provide the unaffiliated public stockholders with cash payments for all of their Raytech common stock as promptly as practicable.

      The consideration to be paid to Raytech's unaffiliated public stockholders in the short-form merger for their stock will be $1.32, in cash, per share. This price is equal to last sale price per share of Raytech's common stock on July 6, 2005, the day before the 2005 Agreement was executed and the day before the first public announcement of the execution of the 2005 Agreement.

      Under the DGCL, because the merger subsidiary will hold at least 90% of the outstanding shares of Raytech common stock immediately after the consummation of the acquisition and prior to the short-form merger, the merger subsidiary will have the power to effect the merger without a vote of the Raytech board of directors and without a vote of the unaffiliated public stockholders. The board of directors of the merger subsidiary will approve the short-form merger by board resolution in accordance with Section 253 of the DGCL, and no other vote will be necessary to approve the short-form merger. As a result, neither Raytech, nor the Trust nor the merger subsidiary is soliciting proxies or consents from the board of directors of Raytech or the stockholders of Raytech. The reasons for the going-private transaction are set out in "Special Factors - Purposes, Alternatives, Reasons and Effects of the Going-private Transaction - Reasons." Certain federal income tax consequences of the going-private transactions are set out in "Special Factors - Certain Federal Income Tax Consequences of the Going-Private Transaction".

      Upon completion of the short-form merger, in order to receive the merger consideration of $1.32 per share, each stockholder or a duly authorized representative must (1) deliver a Letter of Transmittal, appropriately completed and executed, to American Stock Transfer and Trust Company, the Paying Agent, and (2) surrender their shares of Raytech common stock by delivering the stock certificate or certificates that, prior to the short-form merger, had evidenced those shares to the Paying Agent, as set forth in a Notice of Merger and Appraisal Rights and Letter of Transmittal, which will be mailed to stockholders of record on the effective date. Stockholders are encouraged to read the Notice of Merger and Appraisal Rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory appraisal rights.

      For federal income tax purposes, the receipt of the cash consideration by holders of Raytech common stock pursuant to the short-form merger will be a taxable sale of the holder's shares. You will recognize taxable gain or loss in the amount of the difference between $1.32 and your adjusted tax basis for each share of Raytech common stock that you own at the time of the short-form merger. See "Special Factors - Certain Federal Income Tax Consequences of the Going-Private Transaction."

      (b) Purchases. As of January 2, 2005, current and former officers and directors of Raytech beneficially owned 720,335 shares of common stock of Raytech, which included 684,232 shares which the officers and directors as a group hold options to purchase that were exercisable within the next 60 days. All of the options held by the officers and directors have exercise prices above the $1.32 purchase price to be paid to the unaffiliated public stockholders and we believe that the likelihood of an option holder exercising its options is remote. The current and former officers and directors will be treated as described in Item 4(a), "Terms of the Transaction - Material terms - Mergers or similar transactions."

      (c) Different terms. All unaffiliated public stockholders of Raytech other than the Environmental Creditors, will be treated as described in Item 4(a), "Terms of the Transaction - Material terms - Mergers or similar transactions."

      (d) Appraisal rights. Holders of Raytech common stock who properly perfect their appraisal rights under Section 262 of the DGCL will have the right to seek an appraisal and to be paid the "fair value" of their shares of Raytech common stock at the effective time of the short-form merger. The fair value of the Raytech common stock is determined exclusive of any element of value arising from the expectation or accomplishment of the short-form merger.

      The following is a brief summary of the statutory procedures to be followed in order for a holder of Raytech common stock to dissent from the short-form merger and perfect appraisal rights under Delaware law. This summary is not intended to be complete and is qualified in its entirety by reference to
Section 262, the complete text of which is set forth in Exhibit (f) to this transaction statement and is incorporated into this transaction statement by this reference. Any holder of Raytech common stock considering demanding appraisal of their shares is advised to consult that stockholder's own independent legal counsel with respect to the availability and perfection of appraisal rights in the short-form merger.

      Notice of the effective date of the short-form merger and the availability of appraisal rights under Section 262 will be mailed to record holders of the Raytech common stock by Raytech, as the surviving corporation in the short-form merger, within 10 calendar days of the effective date of the short-form merger. This merger notice should be reviewed carefully by the stockholders. Any Raytech stockholder entitled to appraisal rights will have the right, within 20 days after the date of mailing of the merger notice, to demand in writing from Raytech an appraisal of his or her shares. This demand will be sufficient if it reasonably informs Raytech of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of his or her shares. Failure to make a timely demand would foreclose a stockholder's right to appraisal.

      A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as the name of the stockholder of record appears on the stock certificates. If shares of Raytech common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand for appraisal must be executed by the fiduciary. If shares of Raytech common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he or she is acting as an agent for the record owner.

      A record owner who holds Raytech common stock as a nominee for others, such as a broker, may exercise appraisal rights with respect to the Raytech common stock held for all or less than all of the beneficial owners of Raytech common stock as to which the nominee holder is the record owner. In such a case, the written demand for appraisal must set forth the number of shares of Raytech common stock covered by the demand. Where the number of shares of Raytech common stock is not expressly stated, the demand for appraisal will be presumed to cover all shares of Raytech common stock outstanding in the name of the record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights within 20 days following the mailing of the notice of short-form merger.

      Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Ira R. Halperin, Esq., Meltzer, Lippe, Goldstein & Breitstone, LLP, 190 Willis Avenue, Mineola, New York 11501 or to any other address as is specified in the notice of merger. The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares of Raytech common stock covered by the demand and that the stockholder is demanding appraisal of his or her shares.

      Within 120 calendar days after the effective date of the short-form merger, Raytech, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Raytech common stock of all stockholders. Raytech is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the shares of Raytech common stock. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262. If a stockholder files a petition, a copy of the petition must be served on Raytech.

      Within 120 calendar days after the effective date of the short-form merger, any stockholder of record who has complied with the requirements for exercise of appraisal rights and, if appraisal rights are available, will be entitled, upon written request, to receive from Raytech a statement setting forth the aggregate number of shares of Raytech common stock with respect to which demands for appraisal have been received and the aggregate number of holders of such shares of Raytech common stock. This statement must be mailed within 10 calendar days after a written request therefore has been received by Raytech or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later.

      In determining "fair value", the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the factors that could be considered in determining "fair value" in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered. However, Section 262 provides that "fair value" is to be determined exclusive of any element of value arising from the accomplishment or expectation of the short-form merger.

      Holders of Raytech common stock who seek appraisal of their Raytech common stock should bear in mind that the "fair value" of their Raytech common stock determined under Section 262 could be more than, the same as, or less than the cash consideration paid for the stock in the short-form merger, and that opinions of investment banking or financial valuation firms as to fairness from a financial point of view are not necessarily opinions as to "fair value" within the meaning of Section 262. Moreover, Raytech, as the corporation surviving the short-form merger, intends to argue in any appraisal proceeding that, for purposes of the appraisal proceeding, the "fair value" of the Raytech common stock, as the case may be, is less than that paid in the short-form merger. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and assessed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all Raytech common stock entitled to appraisal. In the absence of a determination or assessment, each party bears its own expenses.

      The Delaware Court of Chancery may require stockholders who have demanded an appraisal and who hold shares of Raytech common stock represented by certificates to submit their certificates to the Delaware Court of Chancery for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with this direction, the court may dismiss the proceedings as to such stockholder.

      Any holder of Raytech common stock who has duly demanded appraisal in compliance with Section 262 will not be entitled to vote the shares of Raytech common stock subject to the demand for any purpose or to receive payment of dividends or other distributions on Raytech common stock after the effective time of the short-form merger, except for dividends or other distributions payable to stockholders of record at a date prior to the effective time of the short-form merger.

      At any time within 60 days after the effective time of the short-form merger, any former holder of Raytech common stock will have the right to withdraw his or her demand for appraisal and to accept the merger consideration paid for shares of Raytech common stock in the short-form merger. After this 60-day period, the former holder may withdraw his or her demand for appraisal only with the consent of Raytech, as the corporation surviving the merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the merger, stockholders' rights to appraisal will cease and all stockholders will be entitled to receive the cash consideration paid for the Raytech common stock. Inasmuch as Raytech has no obligation to file a petition for appraisal, any stockholder who desires a petition for appraisal to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and the approval may be conditioned upon any terms as the Delaware Court of Chancery deems just.

      Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of the appraisal rights.

      STOCKHOLDERS ARE URGED TO READ EXHIBIT (F) IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

      (e) Provisions for unaffiliated security holders. Raytech does not intend to grant unaffiliated stockholders special access to its records in connection with the short-form merger. Neither the Trust nor Raytech intends to obtain counsel or appraisal services for unaffiliated stockholders of Raytech.

      (f) Eligibility for listing or trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (a) Transactions. The nature and dollar amount of any transaction, other than those described in paragraphs (b) or (c) of this Item 5, that occurred during the past two years, between the Trust or the persons listed on Schedule I to this transaction statement and Raytech and any affiliate of Raytech is incorporated herein by reference to Item 13 to Raytech's Annual Report on Form 10-K for the fiscal year ended January 2, 2005. The Form 10-K for its fiscal year ended January 2, 2005 is available from the SEC's web site at www.sec.gov and for inspection and copying at the SEC's public reference facilities located at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330.

      (b), (c) See Item 2(f) above and the Section above entitled "Fairness of the Going-private Transaction - Recent purchases of shares of Raytech common stock by The Trust". Two of the three Trustees of the Trust are also directors of Raytech. See Item 3, "Identity and Background of Filing Person" and Schedule I to this Schedule 13E-3.

      (d) Two of the three Trustees of the Trust and directors of merger subsidiary are also directors of Raytech. See Item 3, "Identity and Background of Filing Person" and Schedule I to this Schedule 13E-3.

      (e) See Item 4(a)(2) above and the Section above entitled "Fairness of the Going-private Transaction - Recent purchases of shares of Raytech common stock by The Trust" for a description of the Acquisition.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a) Use of securities acquired. The shares of Raytech capital stock will be canceled in the short-form merger.

      (b) Plans. It is currently expected that, following the consummation of the short-form merger, the business and operations of Raytech will be conducted by us substantially as they are currently being conducted. We intend to continue to evaluate the business and operations of Raytech with a view to maximizing its potential, and we will take the actions deemed appropriate under the circumstances and market conditions then existing. We intend to cause Raytech to terminate the registration of its common stock under Section 12 of the Exchange Act following the short-form merger. This would result in the suspension of Raytech's duty to file reports pursuant to the Exchange Act. In addition, on August 1, 2005, Raytech was notified by the NYSE that it is not in compliance with the NYSE's increased continued listing standards. Raytech is considered "below criteria" due to the fact that its total market capitalization is less than $75 million over a 30-day trading period and its stockholders' equity is less than $75 million. As of August 8, 2005, the NYSE made available on its consolidated tape, an indicator, "BC," indicating Raytech is below the NYSE's quantitative continued listing standards. On September 15, 2005, Raytech submitted its response to the NYSE. In its response, Raytech stated that as a result of its continued losses and the proposed going-private transaction, Raytech's management does not believe that it can take steps which will permit Raytech to satisfy the financial continued listing criteria of the NYSE and Raytech is not in a position to propose a business plan to come into compliance with the listing standards. We do not intend to take any action to continue Raytech's listing on the NYSE. See "Special Factors - Purposes, Alternatives, Reasons and Effects of the Going-Private Transaction - Effects."

      We do not currently have any commitment or agreement, and we are not currently negotiating for the sale of any of Raytech's businesses. Except as otherwise described in this transaction statement, as of the date of this transaction statement, we have not approved any specific plans or proposals for:

o any extraordinary transaction, such as a merger, reorganization or liquidation, involving Raytech or any of its subsidiaries;

o any purchase, sale or transfer of a material amount of assets of Raytech or any of its subsidiaries;

o any material change in the present dividend rate or policy, or indebtedness or capitalization of Raytech. See "Summary Terms Sheet Consequences of the Going-Private Transaction Effects of the Going-Private Transaction," "Special Factors Purposes, Alternatives, Reasons and Effects of the Going-Private Transaction Effects," and "Fairness of the Going-Private Transaction Factors considered in determining fairness" and "Certain negative considerations");

o any other material change in the corporate structure or business of Raytech; or

o any extraordinary corporate transaction involving Raytech after completion of the short-form merger.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

      See the section above captioned "Special Factors - Purposes, Alternatives, Reasons and Effects of the Going-Private Transaction."

ITEM 8. FAIRNESS OF THE TRANSACTION.

      See the section above captioned "Special Factors - Fairness of the Going-private Transaction."

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

      See the section above captioned "Special Factors - Reports, Opinions, Appraisals and Negotiations."

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) Source of funds. The total amount of funds required by the merger subsidiary to pay the merger consideration to the unaffiliated public stockholders of Raytech and to option holders of exercised vested options, and to pay related fees and expenses is estimated to be approximately $6.4 million, in addition to payment of $9,457,776 million by the Trust for Raytech shares and other assets to be purchased in connection with the Acquisition. The Trust plans to fund the Acquisition and the purchase of the shares of common stock from unaffiliated public stockholders by the merger subsidiary with cash on hand that is not subject to any financing condition.

      (b) Conditions. There are no conditions to financing arrangements for the going-private transaction, and there are no alternative financing arrangements or alternative financing plans.

      (c) Expenses. The paying agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the short-form merger, including certain liabilities under U.S. federal securities laws.

      Except as described under Item 11(b), "Interest in Securities of the Subject Company - Securities transactions," and Item 14, "Personal Assets, Retained, Employed, Compensated or Used," we will not pay any fees or commissions to any broker or dealer in connection with the going-private transaction. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

      The estimated fees and expenses to be incurred by us in connection with the going-private transaction are set forth in the table below:

              Filing fees                                 $   1,250

              Legal fees                                    250,000

              Transfer agent fees                            10,000

              Printing, mailing costs and other fees         40,000

              Total                                       $ 301,250

      (d) Borrowed funds. Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) Securities ownership. Prior to the Acquisition, the Trust holds approximately 82.86% of the outstanding shares of Raytech common stock. Immediately after the consummation of the Acquisition and on the effective date of the short-form merger, the Trust, through the merger subsidiary, is expected to be the owner of approximately 37,813,320 shares of Raytech common stock, representing approximately 90.6% of the outstanding shares of Raytech common stock. Under the definition of "beneficial ownership" in Rule 13d-3 of the Exchange Act, the Trustees may be deemed to be the beneficial owners of the shares of Raytech common stock owned by the Trust because, under the terms of its Trust Agreement, the Trustees have sole voting power and the power to dispose of or direct the disposition of the shares. The Trustees disclaim beneficial ownership of the Raytech common stock owned by the Trust. The Trustees do not have the opportunity, directly or indirectly, to profit or share in any profit from a transaction involving the shares. The holders of claims involving personal injury and death for which Raymark or its predecessors and affiliates have legal liability have an indirect pecuniary interest in the shares of Raytech common stock owned by the Trust, because the assets of the Trust will be used to pay the holders of asbestos related claims for which the Trust has assumed liability. Neither the Trustees of the Trust nor the Directors of the merger subsidiary will receive any consideration as a result of the going-private transaction.

      (b) Securities transactions. See Item 4, "Terms of the Transaction", above.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

      (a) - (e) Not Applicable

ITEM 13. FINANCIAL STATEMENTS.

      (a) Financial information.

            (1) Incorporated by reference to Raytech's Annual Report on Form 10-K for the fiscal year ended January 2, 2005.

            (2) Incorporated by reference to Raytech's Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2005

            (3) Incorporated by reference to Raytech's Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2005.

            (4) The ratio of earnings to fixed charges, as required, is set forth under the heading "Selected Financial Data" in the Transaction Statement.

            (5) The book value per share information, as required, is set forth under the heading "Selected Financial Data" in the Transaction Statement.

      The Form 10-K for the fiscal year ended January 2, 2005 and the Form 10-Q for the fiscal quarters ended July 3, 2005 and April 3, 2005 are available from the SEC's web site at www.sec.gov and for inspection and copying at the SEC's public reference facilities located at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330.

      (b) Pro forma information. No pro forma data giving effect to the going-private transaction is provided because the Trust does not believe such information is material to the unaffiliated public shareholders in evaluating the proposed transaction since (1) the consideration for Raytech common stock is all cash and (2) if the proposed transaction is completed, Raytech's common stock would cease to be publicly traded.

      (c) Summary Information. See the information under the heading "Selected Financial Data" in the Transaction Statement

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a) Solicitations or recommendations. There are no persons or classes of persons who are directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the going-private transaction.

      (b) Employees and corporate  assets.  No employees or corporate  assets of
Raytech  will  be  used  by  us  or  our  affiliates  in  connection   with  the
going-private transaction.

ITEM 15. ADDITIONAL INFORMATION.

None.

ITEM 16. EXHIBITS.

      (a)   Letter from Raytech Acquisition Corp. and Letter of Transmittal

      (d)   Supplemental Settlement Agreement

      (c)   Report of HT Capital Advisors, LLC

      (e)   Report of W.Y. Campbell

      (f)   Delaware General Corporation Law Section 262

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2005

                                             Raytech Corporation Asbestos
                                             Personal Injury Settlement Trust
                                             -----------------------------------
                                              /s/ Richard A. Lippe
                                             -----------------------------------
                                             Richard A. Lippe
                                             Managing Trustee


                                             Raytech Acquisition Corp.
                                             -----------------------------------
                                              /s/ Richard A. Lippe
                                             -----------------------------------
                                             Richard A. Lippe
                                             Chairman

                                   CERTIFICATE

      The undersigned, Kevin E. Irwin, Acting Secretary of the Raytech Corporation Asbestos Personal Injury Settlement Trust, a Delaware trust (the "Trust"), hereby certifies that attached hereto as Exhibit A are true, correct and complete copies of resolutions duly adopted by the Trust at the Board of Trustees meeting on July 6, 2005, approving the acquisition of outstanding shares of Raytech Corporation not owned by the Trust (the "Resolutions"). The Resolutions have not been amended, modified or rescinded and are in full force and effect on the date hereof.

      This Certificate shall not create any personal (as opposed to trust) liability.

      IN WITNESS WHEREOF, the undersigned has caused this Certificate to be executed on behalf of the Trust as of this 11th day of August, 2005.

                                          RAYTECH CORPORATION ASBESTOS
                                          PERSONAL INJURY SETTLEMENT TRUST


                                          By: /s/ Kevin E. Irwin
                                              ----------------------------------
                                              Kevin E. Irwin, Acting Secretary

                                    EXHIBIT A

RESOLVED: that after acquiring rights to the Raymark creditors shares of stock in the Raytech Corporation, the Trust shall acquire all the remaining outstanding shares of stock of the Raytech Corporation by means of a short-form merger in the manner previously recommended by special counsel, Mr. Halperin, thereby resulting in the Raytech Corporation being wholly owned by a wholly owned subsidiary of the Trust;

FURTHER RESOLVED: that in connection with the short form merger just described, the Trust shall offer to pay $1.32 per share for its acquisition of the remaining outstanding shares of stock of the Raytech Corporation held by the shareholder other than the environmental creditors; and

FURTHER RESOLVED: that Mr. Lippe is authorized, on behalf of the Trust, to execute any agreements, regulatory filings, or other documents approved by special counsel to effect this transaction.

                                  EXHIBIT INDEX

Exhibit Number       Description
--------------       -----------

      (a)            Letter from Raytech Acquisition Corp. and Letter of
                     Transmittal

      (d)            Supplemental Settlement Agreement

      (c)            Report of HT Capital Advisors, LLC

      (e)            Report of W.Y. Campbell

      (f)            Delaware General Corporation Law Section 262

                                   SCHEDULE I

                  MEMBERS OF THE BOARD OF TRUSTEES OF THE TRUST

                       AND DIRECTORS OF MERGER SUBSIDIARY

      Trustees and Directors. The name, business address, position with the Trust and merger subsidiary, present principal occupation or employment and five-year employment history of the Trustees of the Trust and Directors of merger subsidiary, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below. Except as otherwise indicated, each occupation set forth refers to the Filing Persons. Each of the Trustees of the Trust and Directors of merger subsidiary is a citizen of the United States. To the knowledge of the Filing Persons, no Trustee or Director beneficially owns shares of Raytech common stock. To the knowledge of the Filing Persons, no Trustee or Director has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no Trustee or Director of has been a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

                      Position with                                Principal Occupation or Employment.
                      -------------                                -----------------------------------
Name                  the Trust and Merger Subsidiary                 Five-Year Employment History.
----                  -------------------------------                 -----------------------------
Richard A.            Managing Trustee - Trust              Partner in the  Corporate &  Securities  Law Group
Lippe                                                       of the law firm of  Meltzer,  Lippe,  Goldstein  &
                      Chairman of Board of Directors  -     Breitstone,  LLP, 190 Willis Avenue,  Mineola, New
                      Merger Subsidiary                     York;  Director,  Raytech  Corporation since 2002;
                                                            Managing Trustee, Keene Creditors Trust.

Archie R.             Trustee - Trust                       Director,  Midas Inc., 1300 Arlington Heights Road
Dykes                                                       Itasca, IL 60143;  Director  PepsiAmericas,  Inc.,
                      Director  - Merger Subsidiary         4000 Dain Rauscher  Plaza,  60 South Sixth Street,
                                                            Minneapolis,   MN   55402;   Chairman   and  Chief
                                                            Executive Officer,  Fleming Companies,  Inc., 1945
                                                            Lakepointe  Drive,  Lewisville,  TX 73126,  a food
                                                            distribution  company from 2003 to 2004;  Chairman
                                                            and  Chief  Executive   Officer  of  Capital  City
                                                            Holdings,  Inc., 4525 Harding Pike, Nashville,  TN
                                                            37205,  an investment  company,  from 1988 to 2003
                                                            and   Chairman   in   2004;   Director,    Raytech
                                                            Corporation since 2002.

Stephen C.            Trustee - Trust                       Professor   of   political   science  and  adjunct
Halpern                                                     professor  of law at the State  University  of New
                      Director - Merger Subsidiary          York at Buffalo,  and a partner at the law firm of
                                                            Lukasik  and  Halpern.  His  business  address  is
                                                            State University of New York at Buffalo,  509 Park
                                                            Hall, Buffalo, New York.


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